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TABLE OF CONTENTS PROSPECTUS SUPPLEMENT

Filed pursuant to General Instruction II. L of Form F-10
File No. 333-233426

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the "Prospectus Supplement"), together with the short form base shelf prospectus dated November 22, 2019 to which it relates, as amended or supplemented (the "Prospectus"), and each document incorporated or deemed to be incorporated by reference in the Prospectus and this Prospectus Supplement, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Aphria Inc. at 98 Talbot St. W., Leamington, Ontario, N8H 1M8, telephone: 1-844-427-4742, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED NOVEMBER 22, 2019

New Issue	January 30, 2020

APHRIA INC.

$100,000,001

14,044,944 Units

Aphria Inc. (the "Company", "we", "us", "our" or "Aphria" and similar terms) has entered into a securities purchase agreement with an investor (the "Investor") dated January 30, 2020 (the "Securities Purchase Agreement") pursuant to which the Company has agreed to issue and sell, and the Investor has agreed to purchase as principal, 14,044,944 units of the Company (the "Units"), at a price of $7.12 per Unit (the "Offering Price"), for gross proceeds of $100,000,001 (the "Offering"). Each Unit is comprised of one common share in the capital of the Company (a "Common Share", and each Common Share comprising part of a Unit, a "Unit Share") and one half of one Common Share purchase warrant (each whole such warrant, a "Warrant"), with each Warrant entitling the holder thereof to purchase one additional Common Share (each, a "Warrant Share") at a price of $9.26 for a period of 24 months following the date of closing of the Offering (the "Expiry Date"), subject to adjustment in certain events.

This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution of the Units under the Offering. The Units will be issued to only the Investor pursuant to the Securities Purchase Agreement. The Offering will be made and sold in the Province of Ontario only and the Units will not be offered or sold in the Province of Québec or in any other province or territory in Canada. In the United States, we are concurrently registering the Offering pursuant to our registration statement on Form F-10 (File No. 333-233426) declared effective by the U.S. Securities and Exchange Commission (the "SEC") on November 26, 2019. No securities will be issued to any person other than the Investor pursuant to this Prospectus Supplement. No underwriter's fee or finder's fee will be payable in connection with the Offering. See "Plan of Distribution".

NO UNDERWRITER HAS BEEN INVOLVED IN THE PREPARATION OF THIS PROSPECTUS SUPPLEMENT OR PERFORMED ANY REVIEW OF THE CONTENTS OF THIS PROSPECTUS SUPPLEMENT. THE COMPANY HAS NOT ENGAGED IN THE BUSINESS OF TRADING AND ADVISING IN SECURITIES WITH RESPECT TO THE OFFERING.

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol "APHA". On January 29, 2020, being the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was $6.40, and the closing price on the NYSE was US$4.87.

The Offering Price has been determined by arm's length negotiations between the Company and the Investor. See "Plan of Distribution".

The closing of the Offering is expected to take place on or about January 30, 2020 or such other date as the Company and the Investor may agree (such actual closing date hereinafter referred to as the "Closing Date").

We have applied to list the Unit Shares and Warrant Shares on the NYSE. Listing will be subject to our fulfillment of all the requirements of the NYSE. We have also applied to list the Unit Shares and Warrant Shares on the TSX. Listing will be subject to our fulfillment of all the requirements of the TSX.

Investing in our securities involves a high degree of risk. You should carefully read the "Risk Factors" section in this Prospectus Supplement, the Prospectus, and the documents incorporated by reference herein and therein, as well as the information under the heading "Cautionary Note Regarding Forward Looking Information" in this Prospectus Supplement and consider such notes and information in connection with an investment in any securities.

We are permitted under a multijurisdictional disclosure system ("MJDS") adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and auditor independence standards. As a result, our financial statements may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences, for investors who are resident in, or citizens of, the United States, may not be described fully in this Prospectus Supplement. Investors should read the tax discussion in this Prospectus Supplement and the Prospectus and consult their own tax advisors with respect to their own particular circumstances. See the sections titled "Certain Canadian Federal Income Tax Considerations", "Certain U.S. Federal Income Taxation Considerations" and "Risk Factors."

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because the Company is a corporation amalgamated under the laws of the Province of Ontario, Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, most of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See "Enforceability of Certain Civil Liabilities."

Messrs. Irwin D. Simon, Tom Looney, Walter Robb and David Hopkinson are directors of the Company, and each resides outside of Canada. Each of Messrs. Simon, Looney, Robb and Hopkinson has appointed Aphria at 98 Talbot St. W., Leamington, Ontario, N8H 1M8, as his agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Neither the SEC nor any state or Canadian securities regulator has approved or disapproved the securities offered hereby; passed upon the accuracy or adequacy of this Prospectus Supplement or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Company's head office is located at 98 Talbot Street West, Leamington, Ontario, N8H 1M8. Its registered office is located at 1 Adelaide Street East, Suite 2310, Toronto, Ontario, M5C 2V9.

ii

TABLE OF CONTENTS PROSPECTUS SUPPLEMENT

IMPORTANT NOTICE

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities we are offering and the method of distribution of those securities and also supplements and updates information regarding us contained in the Prospectus. The second part, being the Prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the offering. Both documents contain important information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the Prospectus. Before investing, you should carefully read both this Prospectus Supplement and the Prospectus together with the additional information about us to which we refer you in the sections of this Prospectus Supplement titled "Documents Incorporated by Reference" and "Where You Can Find More Information."

        You should rely only on information contained in this Prospectus Supplement, the Prospectus and the documents we incorporate by reference in this Prospectus Supplement and the Prospectus. If information in this Prospectus Supplement is inconsistent with the Prospectus or the information incorporated by reference, you should rely on this Prospectus Supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. The Company is not making an offer to sell the Units in any jurisdiction where the offer or sale is not permitted by law. The information contained in this Prospectus Supplement and the Prospectus is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the Prospectus and you should not assume otherwise.

        In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, "Canadian dollars", "$" or "$" means lawful currency of Canada and "U.S. dollars" or "US$" means lawful currency of the United States.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is part of a "shelf" registration statement on Form F-10 that we filed with the SEC. The shelf registration statement was declared effective by the SEC on November 26, 2019. This Prospectus Supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

        Market data and certain industry forecasts used in this Prospectus Supplement and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

        In this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Aphria" or the "Company", refer to Aphria Inc., together with its subsidiaries and the terms "cannabis", "CBD", "licence" and "THC" have the meanings given to such terms in the Cannabis Act (Canada) (the "Cannabis Act") and the Cannabis Regulations (Canada) made under the Cannabis Act (the "Cannabis Regulations").

        This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See the section titled "Documents Incorporated by Reference."

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

        This Prospectus Supplement and the documents incorporated by reference herein contain certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") which are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as "expect," "likely", "may," "will," "should," "intend," "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this Prospectus Supplement should not be unduly relied upon. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus Supplement, or in the case of documents incorporated by reference herein, as of the date of each such document.

        Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding our future prospects and make informed investment decisions. Forward-looking statements made either in this Prospectus Supplement or a document incorporated by reference herein may include, without limitation, statements with respect to:

  (a)
  the competitive and business strategies of the Company;

  (b)
  the intention to grow the business, operations and potential activities of the Company;

  (c)
  the ongoing expansion of the Company's facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

  (d)
  the expected production capacity of the Company;

  (e)
  the success of the entities the Company acquires and the Company's collaborations;

  (f)
  the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share;

  (g)
  the benefits and applications of the Company's product offerings and expected sales mix thereof;

  (h)
  the development of affiliated brands, product diversification and future corporate development;

  (i)
  the competitive conditions of the industry and the Company's market expertise;

  (j)
  whether the Company will have sufficient working capital and its ability to obtain financing required in order to develop its business and continue operations;

  (k)
  the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis products;

  (l)
  the potential time frame for the implementation of regulations with respect to the regulatory framework for edible cannabis, cannabis extracts and cannabis topical products;

  (m)
  the applicable laws and regulations, and the potential time frame for the implementation of such laws and regulations, to legalize and regulate medical or recreational cannabis (and the consumer products derived therefrom) internationally;

  (n)
  the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

  (o)
  the anticipated future gross sales and margins of the Company's operations and the potential for significant losses;

  (p)
  the performance of the Company's business and operations; and

  (q)
  the ability of the Company to continue to attract, develop, motivate and retain highly qualified and skilled employees, including members of senior management.

        Forward-looking statements contained in certain documents incorporated by reference in this Prospectus Supplement are based on the key assumptions described in such documents. Certain of the forward-looking statements contained herein and incorporated by reference concerning the cannabis industry and the general expectations of Aphria concerning the cannabis industry and the Company's business and operations are based on estimates prepared by Aphria using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Aphria believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While Aphria is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.

        Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management's expectations, and such forward-looking statements may not be appropriate for any other purpose. Readers should not place undue reliance on forward-looking statements contained in this Prospectus Supplement or in any document incorporated by reference. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus Supplement and the documents incorporated by reference herein are expressly qualified in their entirety by this cautionary statement. Investors should read this entire Prospectus Supplement and the Prospectus, and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects associated with holding Common Shares.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

        Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in Canada.

        The following documents, each of which has been filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Prospectus:

  (a)
  the annual information form of the Company for the year ended May 31, 2019, dated July 31, 2019 (the "AIF");

  (b)
  the audited consolidated financial statements of the Company as at and for the years ended May 31, 2019 and 2018, and the notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon;

  (c)
  management's discussion and analysis of financial condition and results of operations of the Company as at and for the years ended May 31, 2019 and 2018;

  (d)
  the unaudited consolidated interim financial statements of the Company as at November 30, 2019 and for the three and six-month period ended November 30, 2019 and 2018, together with the notes thereto;

  (e)
  management's discussion and analysis of financial condition and results of operations as at November 30, 2019 and for the three and six-month period ended November 30, 2019 and 2018;

  (f)
  the management information circular of the Company dated October 4, 2019, prepared in connection with the annual meeting of shareholders of the Company held on November 14, 2019; and

  (g)
  the material change report dated December 9, 2019 filed in connection with the announcement of a credit facility entered into by the Company on November 29, 2019.

        Any documents of the type referred to in paragraphs (a)-(g) above or similar material and any documents required to be incorporated by reference herein pursuant to National Instrument 44-101 — Short Form Prospectus Distributions, including any annual information form, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management's discussion and analysis relating thereto, all news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, any business acquisition reports, any information circular or amendments thereto, as well as any prospectus supplements disclosing additional or updated information relating to the offering of Units hereunder, if filed by the Company with any securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and before the termination or completion of the offering of Units hereunder, are deemed to be incorporated by reference in the Prospectus, as supplemented by this Prospectus Supplement, for the purpose of this offering. In addition, pursuant to a decision (the "Decision") of the Ontario Securities Commission (as principal regulator) (the "OSC"), if we disseminate a news release in respect of previously undisclosed information that, in our determination constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), we will identify such news release as a "designated news release" in writing on the face page of the version of such news release that we file on SEDAR (and such news release, a "Designated News Release"), and any such Designated News Release filed since the end of the financial year in respect of which our current annual information form is filed shall be deemed to be incorporated by reference into the Prospectus only for the purposes of the offering of Units hereunder.

        Any statement contained in this Prospectus Supplement, in the accompanying Prospectus, or in a document incorporated or deemed to be incorporated by reference therein shall be deemed to be modified or superseded to the extent that a statement contained herein or therein, or in any subsequently filed document which also is, or is deemed to be, incorporated by reference into the Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        References to our website in any documents that are incorporated by reference into this Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus Supplement or the Prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be (through pre-effective amendments or incorporation by reference) filed with the SEC as part of the registration statement insofar as required by the SEC's Form F-10: (i) the documents specified in this Prospectus Supplement under the section titled "Documents Incorporated by Reference"; (ii) the Securities Purchase Agreement with the Investor described in this Prospectus Supplement; (iii) powers of attorney from our directors and officers; and (iv) the consents of auditors and legal counsel.

        In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus Supplement, that document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

        Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

THE COMPANY

        The following description of Aphria is derived from selected information about Aphria contained in the documents incorporated by reference and does not contain all of the information about Aphria and our business that should be considered before investing in the securities. This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein should be reviewed and considered by prospective purchasers in connection with their investment in the Company's securities. This Prospectus Supplement may add to, update or change information in the Prospectus. You should carefully read this entire Prospectus Supplement and the Prospectus, including the risks and uncertainties discussed in the section titled "Risk Factors," and the information incorporated by reference in this Prospectus Supplement, including our consolidated financial statements, before making an investment decision. If you invest in our securities, you are assuming a high degree of risk.

Name, Address and Incorporation

        Aphria was incorporated under the Business Corporations Act (Alberta) on June 22, 2011, as Black Sparrow Capital Corp. ("Black Sparrow"), a capital pool company listed on the TSX Venture Exchange (the "TSXV"). 2427745 Ontario Inc. ("Subco"), a wholly-owned subsidiary of Black Sparrow, was incorporated on July 24, 2014, in order to effect a business combination with Pure Natures Wellness Inc. d/b/a Aphria ("Pure Natures") whereby Black Sparrow would acquire all of the issued and outstanding shares of Pure Natures pursuant to a court-approved plan of arrangement. Pure Natures amalgamated with Subco under the Business Corporations Act (Ontario) (the "OBCA") to form a wholly owned subsidiary of Black Sparrow, and together with Black Sparrow, was continued in Ontario on December 1, 2014, as "Aphria Inc." under the OBCA. On March 22, 2017, Aphria graduated from the TSXV to the TSX. On July 23, 2018, Pure Natures amalgamated with Aphria and continued as Aphria Inc. in Ontario. On November 2, 2018, Aphria listed the Common Shares on the NYSE. The Common Shares are listed under the symbol "APHA" on the TSX and NYSE.

        Aphria's registered office is located at 1 Adelaide Street East, Suite 2310, Toronto, Ontario, M5C 2V9. Our website address is www.aphriainc.com. Information contained on our website does not constitute part of this Prospectus Supplement.

Organizational Structure

        Aphria, through its subsidiaries, has operations in Canada, Germany, Italy, Lesotho, Malta, Portugal, Denmark, Colombia, Argentina, Barbados and Jamaica.

        The Company's controlled subsidiaries are as follows:

Subsidiaries	Jurisdiction of Incorporation	Ownership Interest(1)
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
LATAM Holdings Inc.	British Columbia, Canada	100%
Marigold Acquisitions Inc.	British Columbia, Canada	100%
MMJ International Investments Inc.	British Columbia, Canada	100%
Nuuvera Holdings Limited	Ontario, Canada	100%
ARA — Avanti Rx Analytics Inc.	Ontario, Canada	100%
MMJ Colombia Partners Inc.	Ontario, Canada	100%
1974568 Ontario Limited	Ontario, Canada	51%
Nuuvera Israel Ltd.(2)	Israel	100%
FL-Group	Italy	100%
Goodfields Supply Co. Ltd.	United Kingdom	100%
Hampstead International Inc.	Barbados	100%
ABP, S.A.	Argentina	100%
Nuuvera Deutschland GmbH	Germany	100%
Aphria Deutschland GmbH	Germany	100%
CC Pharma GmbH	Germany	100%
CC Pharma Research and Development GmbH	Germany	100%
Aphria Wellbeing GmbH	Germany	100%
Marigold Projects Jamaica Limited	Jamaica	95%	(3)
Nuuvera Malta Ltd.	Malta	90%
ASG Pharma Ltd.	Malta	90%	(4)
QSG Health Ltd.	Malta	90%	(4)
ColCanna S.A.S.	Colombia	90%
CC Pharma Nordic ApS	Denmark	75%
Aphria Terra S.R.L.	Italy	51%
Aphria Italy S.p.A.(2)	Italy	51%
APL — Aphria Portugal, Lda.	Portugal	51%
CannInvest Africa Ltd.	South Africa	50%
Verve Dynamics Incorporated (Pty) Ltd.	Lesotho	30%	(5)

Notes:

(1)
The Company defines ownership interest as the interest in which the Company is entitled a proportionate share of net income. Legal ownership of some subsidiaries differs from ownership interest shown above.

(2)
Represents inactive subsidiaries, which have no operations and do not own any assets, save and except for a related party balance owing to the Company, and is in the process of being dissolved.

(3)
The Company holds 49% of the issued and outstanding shares of Marigold Projects Jamaica Limited, through wholly owned subsidiary Marigold Acquisitions Inc. The Company holds rights through a licensing agreement to 95% of the results of operations of Marigold Projects Jamaica Limited.

(4)
The Company holds 100% of the issued and outstanding shares of ASG Pharma Ltd. and QSG Health Ltd., through 90% owned subsidiary Nuuvera Malta Ltd.

(5)
The Company holds 60% of the issued and outstanding shares of Verve Dynamics Incorporated (Pty) Ltd., through 50% owned subsidiary CannInvest Africa Ltd.

Business of the Company

        Aphria is licensed to produce and sell medical and adult-use cannabis and cannabis-derived extracts in Canada under the provisions of the Cannabis Act. Aphria received its licence to produce and sell medical cannabis on November 26, 2014, followed by its licence to sell cannabis extracts on August 18, 2016. These licences (the "Licences") were extended to include the adult-use market on October 17, 2018. The Licences currently do not contain a cap on production or sales. The Licences have a current term that ends on March 25, 2020.

        Aphria's head office is based in Leamington, Ontario, adjacent to the Company's original 1,100,000 square foot Leamington greenhouse facility known as "Aphria One". On March 4, 2019, Health Canada granted an amendment permitting the Company to commence production in an additional 800,000 square feet of facilities at Aphria One, as part of the Company's Part IV and Part V Expansions (each as defined in the AIF).

        Aphria holds third-party independent good manufacturing practice ("GMP") certification of its Leamington, Ontario growing and processing facilities. The certification is for the current GMP standards of CFR 21 parts 210/211 established by the United States Food and Drug Administration for Active Pharmaceutical Ingredients and Finished Pharmaceuticals. A portion of Aphria One's facility received its European Union GMP certification ("EU-GMP") as an active substance manufacturer from the Malta Medicines Authority on January 21, 2020.

Broken Coast

        In addition to the Licences, the Company equally holds a licence issued pursuant to the Cannabis Act in the name of its subsidiary, Broken Coast Cannabis Ltd. ("Broken Coast"). Broken Coast operates a fully licensed indoor cannabis production facility on Vancouver Island. The facility sits on a 4.5 acre parcel of owned land that has the necessary surrounding infrastructure to support further expansion. Broken Coast's licence was renewed on April 20, 2018 and provides for total production space of 44,000 square feet.

Avanti

        Through the acquisition of Nuuvera Inc., the Company acquired Brampton-based ARA — Avanti Rx Analytics Inc. ("Avanti"), which currently holds four Canadian licences: (i) Cannabis Processing Licence; (ii) Cannabis Analytical Testing Licence; (iii) Drug Establishment Licence; and, (iv) Medical Device Establishment Licence.

        In addition to allowing the Company to possess and handle cannabis and cannabis derivative products, these licences allow Avanti to engage in the possession, production, packaging, sale, transportation and delivery and testing of drugs and medical devices. The Company is also able to complete testing/analysis of active pharmaceutical ingredients.

        Avanti is currently in the process of securing EU-GMP, which will then be used as the Canadian staging site for international bound GMP certified products. Avanti received its EU-GMP certification in respect of medicinal products for human use and investigational medicinal products for human use, from the Malta Medicines Authority on January 21, 2020.

Aphria Germany

        On April 5, 2019, Aphria announced that its German subsidiary, Aphria Deutschland GmbH ("Aphria Germany") was selected by the German Federal Institute for Drugs and Medical Devices ("BfArM") to receive a licence for the domestic cultivation of medical cannabis. Subsequently, Aphria Germany secured the licence for the domestic cultivation of medical cannabis from BfArM and, Aphria was granted a cultivation licence for five of the 13 total lots awarded by BfArM.

ASG

        On June 21, 2018, the Company announced that its Malta-based subsidiary, ASG Pharma Ltd. ("ASG"), received the first import licence for medical cannabis issued by the Malta Medicines Authority. The licence allows ASG to import medical cannabis for analytical testing and research. ASG is in the process of securing EU-GMP and will be the central importer and distributor of Canadian product in Europe.

Aphria Diamond

        On November 1, 2019, 1974568 Ontario Limited, Aphria's majority-owned Leamington-based subsidiary ("Aphria Diamond"), received its licence from Health Canada to possess, cultivate, propagate, harvest, and sell cannabis. The licence has a current term that ends on November 1, 2020.

RISK FACTORS

        An investment in our securities is speculative and involves a high degree of risk. In addition to the other information included or incorporated by reference in this Prospectus Supplement and the Prospectus, you should carefully consider the risks and uncertainties described under the heading "Risk Factors" in the Prospectus, together with all of the other information contained in this Prospectus Supplement and the Prospectus, before purchasing our securities. The occurrence of any of these risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. In these circumstances, the market price of our Common Shares could decline, and you may lose all or part of your investment. These risks are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations. Investors should also refer to the other information set forth or incorporated by reference in this Prospectus Supplement and the Prospectus. This Prospectus Supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors. See the section titled "Cautionary Note Regarding Forward-Looking Information".

Return on Securities is not Guaranteed

        There is no guarantee that an investment in the Units will earn any positive return in the short term or long term. An investment in the Company's securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Company's securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their investment.

Discretion of the Use of Proceeds.

        Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Units under this Prospectus Supplement and may spend such proceeds in ways that do not improve the Company's results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company's business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

Dilution.

        The Company may issue Common Shares in the future, which may dilute a shareholder's holdings in the Company. The Company's articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The Company's board of directors has discretion to determine the price and the terms of issue of further issuances. Issuances of the Company's securities may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Issuances of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company's stock option plan and upon the exercise of outstanding warrants.

        The Company may sell equity securities in offerings (including through the sale of securities convertible into equity securities). The Company cannot predict the size of such issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Common Shares.

        Sales of substantial amounts of the Company's securities by the Company or its existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company's securities and dilute investors' earnings per Common Share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of the Company's securities could impair the Company's ability to raise additional capital through the sale of securities should the Company desire to do so.

Volatile Market Price of Common Shares.

        The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price.

        Market price fluctuations in the Common Shares may be due to the Company's results of operations failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts' estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company's results of operations, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

We do not intend to pay dividends in the foreseeable future.

        The Company has not paid any dividends on the outstanding Common Shares, and the Company has no current intention to declare dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Company's board of directors and will depend on, among other things, the Company's results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Company's board of directors may deem relevant. Additionally, the Company's ability to pay dividends is currently restricted by the terms of its credit facilities with WFCU, which requires that dividends may only be paid after satisfaction of all terms, conditions and covenants contained therein. As a result, investors may not receive any return on an investment in the Common Shares unless they are able to sell their Common Shares for a price greater than that which such investors paid for them.

No public market for Warrants.

        There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. In addition, the Company has not applied to list the Warrants on the TSX or NYSE. Without an active market, the liquidity of the Warrants will be limited. The Warrants have an exercise price of $9.26 per Warrant Share (subject to adjustment in certain circumstances) and can be exercised at any time prior to the date that is 24 months following the Closing Date. In the event the market price of the Common Shares does not exceed the exercise price of the Warrants during the period when the Warrants are exercisable, the Warrants may not have any value. Holders of the Warrants will have no rights as shareholders of the Company until they exercise the Warrants in accordance with their terms. Upon exercise of the Warrants, holders of the Common Shares deliverable on the exercise of such Warrants will be entitled to exercise the rights of a shareholder in respect of such Common Shares only in respect of matters for which the record date occurs after the exercise date. See "Description of Shares and Warrants — Warrants".

Potential restrictions on the transferability of the Warrants in the United States and on the Warrant holders' ability to exercise the warrants.

        If a Warrant holder intends to resell Warrants in the United States, such holder should consult with its own legal counsel prior to such sale to ensure compliance with any applicable U.S. state or "blue sky" securities laws.

        In addition, if a U.S. registration statement covering the issuance of the Common Shares underlying the Warrants is not effective when the Warrants are exercised, and such exercise is consummated pursuant to an exemption under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), the Company may impose a restrictive legend on the Common Shares issued upon exercise of the Warrants, reflecting the fact that the transferability of such Common Shares is restricted under the U.S. securities laws. The Warrants may not be exercised unless such exercise is registered or exempt from the registration requirements under the U.S. Securities Act.

        If the Warrants cannot be exercised, they may expire worthless. In addition, the aforementioned restrictions may adversely impact the liquidity and market value of the Warrants and the Common Shares issuable upon exercise of the Warrants.

U.S. Holders that own 10% or more of the vote or value of our Common Shares may suffer adverse tax consequences because we and/or any of our non-U.S. subsidiaries are expected to be characterized as a "controlled foreign corporation" ("CFC") under Section 957(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

        A non-U.S. corporation is considered a CFC if more than 50 percent of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules (for this purpose Warrant holders are deemed to actually own the underlying Common Shares which the Warrants are convertible into), by United States shareholders (U.S. persons who own stock representing 10% or more of the total combined voting power of all classes of stock of the non-U.S. corporation entitled to vote or 10% or more of the total value of shares of all classes of stock of such non-U.S. corporation) on any day during the taxable year of such non-U.S. corporation. Certain United States shareholders of a CFC generally are required to include currently in gross income such shareholders' share of the CFC's "Subpart F income", a portion of the CFC's earnings to the extent the CFC holds certain U.S. property, and a portion of the CFC's "global intangible low-taxed income" (as defined under Section 951A of the Code). Such United States shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. "Subpart F income" includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC. "Global intangible low-taxed income" may include most of the remainder of a CFC's income over a deemed return on its tangible assets.

        As a result of certain changes in the U.S. tax law introduced by tax legislation enacted on December 22, 2017, entitled "an Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018", we believe that our non-U.S. subsidiary is classified as a CFC in the current taxable year. For U.S. Holders who hold 10% or more of the vote or value of our stock, this may result in adverse U.S. federal income tax consequences, such as current U.S. taxation of Subpart F income and of any such shareholder's share of our accumulated non-U.S. earnings and profits (regardless of whether we make any distributions), taxation of amounts treated as global intangible low-taxed income under Section 951A of the Code with respect to such shareholder (regardless of whether we make any distributions), and being subject to certain reporting requirements with the U.S. Internal Revenue Service. Any such U.S. Holder who is an individual generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. corporation. If you are a U.S. Holder who holds 10% or more of the vote or value of our Common Shares, you should consult your own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing of our Common Shares.

We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of our Common Shares or Warrants.

        The Company may be characterized as a passive foreign investment company ("PFIC"). Under the PFIC rules, for any taxable year that the Company's passive income or the Company's assets that produce passive income exceed specified levels, the Company will be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for the Company's U.S. Holders, which may include having certain distributions on the Common Shares and gains realized on the sale of Common Shares or Warrants treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of Common Shares or Warrants and certain distributions. Based on current business plans and financial expectations, although there can be no assurance, the Company expects that it will not be a PFIC for the Company's current taxable year and expect that it will not be a PFIC for the foreseeable future.

        Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of the Common Shares (but not holders of our Warrants), but these elections may be detrimental and/or unavailable to the shareholders under certain circumstances. Additionally, we do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of the Company's classification as a PFIC.

Enforcement of judgments against foreign persons may not be possible.

        The Company is a corporation existing under the OBCA. Certain of the Company's directors and officers, and certain of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and a portion of their assets and all of the Company's assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of the Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Common Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

CURRENCY EXCHANGE INFORMATION

        In this Prospectus Supplement, where applicable, and unless otherwise indicated, amounts are converted from Canadian dollars to U.S. dollars and vice versa by applying the closing rate of exchange for conversion of one Canadian dollar to U.S. dollars as reported by the Bank of Canada on January 29, 2020.

        The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	SIX MONTHS ENDED NOVEMBER 30,		YEAR ENDED MAY 31,
	2019 (US$)	2018 (US$)	2019 (US$)	2018 (US$)
Closing	1.3289	1.3301	1.3527	1.2948
High	1.3470	1.3310	1.3642	1.3504
Low	1.3038	1.2803	1.2803	1.2128
Average	1.3220	1.3091	1.3224	1.2718

        On January 29, 2020, the daily average exchange rate as quoted by the Bank of Canada was $1.00 = US$1.3196.

CONSOLIDATED CAPITALIZATION

        Since November 30, 2019, the date of our most recently filed interim unaudited financial statements, there have been no changes in our loan capital or share capital on a consolidated basis other than as outlined under "Prior Sales." After giving effect to the Offering, assuming an estimated 14,044,944 Units at a price of $7.12 per Unit will be issued in connection with the Offering, there will be a total of 267,094,101 Common Shares issued and outstanding. If all of the Warrants are exercised under the Offering, there will be a total of 274,116,572 Common Shares issued and outstanding.

TRADING PRICE AND VOLUME

Common Shares

        Our Common Shares are listed and posted for trading on the TSX in Canada and the NYSE in the United States under the trading symbol "APHA".

        The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and volume of Common Shares traded for each month on the TSX.

TSX

	PRICE RANGE ($)
MONTH	HIGH	LOW	TOTAL VOLUME
2019
January	11.74	7.44	166,612,117
February	14.37	10.70	154,263,460
March	14.21	11.73	75,948,940
April	13.57	9.86	67,570,056
May	10.48	8.60	60,918,474
June	10.08	8.39	40,082,530
July	9.18	6.87	29,443,040
August	10.05	6.64	60,235,752
September	9.38	6.75	34,171,206
October	7.42	5.90	63,327,078
November	7.12	4.95	64,195,744
December	7.37	6.02	45,617,901
2020
January 1 - 29	7.87	5.90	85,689,464

        At the close of business on January 29, 2020, the last trading day on the TSX prior to the date of this Prospectus Supplement, the price of the Common Shares as quoted by the TSX was $6.40.

        The following table sets forth, for the periods indicated, the reported high and low prices (in United States dollars) and the volume of Common Shares traded for each month on the NYSE.

NYSE

	PRICE RANGE (US$)
MONTH	HIGH	LOW	TOTAL VOLUME
2019
January	8.93	5.45	134,340,900
February	10.95	8.08	206,362,600
March	10.68	8.735	94,126,200
April	10.17	7.33	108,437,100
May	7.68	6.38	93,788,100
June	7.6	6.29	66,614,300
July	7.11	5.215	63,586,400
August	7.6	5.02	157,959,300
September	7.14	5.1	63,199,800
October	5.7	4.23	141,435,400
November	5.41	3.76	101,517,700
December	5.61	4.52	88,330,800
2020
January 1 - 29	6.00	4.52	149,102,700

        At the close of business on January 29, 2020, the last trading day on the NYSE prior to the date of this Prospectus Supplement, the price of the Common Shares quoted by the NYSE was US$4.87.

 PRIOR SALES

Common Shares

        The following table summarizes details of the Common Shares issued by the Company during the 12-month period prior to the date of this Prospectus Supplement.

DATE OF ISSUANCE	SECURITY	ISSUANCE PRICE PER SECURITY	NUMBER OF SECURITIES
January 4, 2019	Common Shares(1)	$3.90	6,667
January 7, 2019	Common Shares(1)	$5.24	16,666
January 7, 2019	Common Shares(1)	$6.90	50,000
January 16, 2019	Common Shares(1)	$3.90	10,000
January 17, 2019	Common Shares(4)	1.50	20,000
January 21, 2019	Common Shares(1)	$1.40	6,667
January 29, 2019	Common Shares(1)	$3.90	30,000
February 12, 2019	Common Shares(4)	1.50	45,455
February 20, 2019	Common Shares(1)	9.05	33,014
February 20, 2019	Common Shares(1)	6.90	6,667
February 20, 2019	Common Shares(1)	7.92	9,494
February 20, 2019	Common Shares(1)	3.90	30,000
February 20, 2019	Common Shares(1)	3.90	3,333
February 20, 2019	Common Shares(1)	5.72	10,667
February 20, 2019	Common Shares(1)	3.90	20,837
February 20, 2019	Common Shares(1)	3.90	945
February 20, 2019	Common Shares(1)	5.24	1,015
February 21, 2019	Common Shares(1)	3.90	17,888
February 21, 2019	Common Shares(1)	5.24	6,177
February 21, 2019	Common Shares(1)	5.24	13,333
February 20, 2019	Common Shares(1)	5.24	13,333
February 21, 2019	Common Shares(1)	11.45	5,494
February 21, 2019	Common Shares(1)	1.67	26,345
February 22, 2019	Common Shares(1)	$7.92	10,798
February 22, 2019	Common Shares(4)	$1.50	20,000
March 6, 2019	Common Shares(1)	$5.24	6,219
March 6, 2019	Common Shares(1)	$1.64	39,675
March 13, 2019	Common Shares(4)	$1.50	72,727
April 22, 2019	Common Shares(1)	$3.90	5,000
April 23, 2019	Common Shares(1)	$3.90	5,000
May 1, 2019	Common Shares(4)	$1.50	9,090
May 1, 2019	Common Shares(1)	$3.47	4,887
May 1, 2019	Common Shares(1)	$3.90	2,288
May 9, 2019	Common Shares(2)	N/A	67,000
May 10, 2019	Common Shares(2)	N/A	18,000
May 13, 2019	Common Shares(1)	$3.90	17,199
May 13, 2019	Common Shares(1)	$5.24	9,956
May 13, 2019	Common Shares(1)	$6.90	32,676
May 15, 2019	Common Shares(2)	N/A	18,000
May 15, 2019	Common Shares(1)	$1.40	16,667
May 15, 2019	Common Shares(1)	$3.90	16,667
May 15, 2019	Common Shares(1)	$5.44	16,667
May 24, 2019	Common Shares(1)	$0.60	30,000
May 24, 2019	Common Shares(4)	$1.50	20,000
June 18, 2019	Common Shares(3)	N/A	45,000
June 26, 2019	Common Shares(3)	N/A	5,000
August 7, 2019	Common Shares(1)	$1.40	100,000
August 7, 2019	Common Shares(1)	$5.44	66,666

DATE OF ISSUANCE	SECURITY	ISSUANCE PRICE PER SECURITY	NUMBER OF SECURITIES
August 7, 2019	Common Shares(1)	$5.24	250,000
August 7, 2019	Common Shares(1)	$5.24	20,000
August 8, 2019	Common Shares(1)	$5.25	16,666
August 9, 2019	Common Shares(1)	$3.90	450,000
August 22, 2019	Common Shares(1)	$5.25	19,653
August 29, 2019	Common Shares(1)	$1.40	16,667
August 29, 2019	Common Shares(1)	$3.90	16,667
August 29, 2019	Common Shares(1)	$5.44	16,668
August 30, 2019	Common Shares(1)	$3.90	1,500
September 3, 2019	Common Shares(1)	$3.00	14,635
September 4, 2019	Common Shares(1)	$7.92	3,836
September 6, 2019	Common Shares(1)	$5.24	728
September 6, 2019	Common Shares(1)	$3.00	25,000
October 17, 2019	Common Shares(1)	$3.90	1,834
October 17, 2019	Common Shares(1)	$3.90	19,767
October 17, 2019	Common Shares(1)	$3.90	1,067
October 17, 2019	Common Shares(3)	N/A	20,000
October 17, 2019	Common Shares(3)	N/A	452,488
October 17, 2019	Common Shares(3)	N/A	45,000
October 21, 2019	Common Shares(1)	$3.90	30,000
October 23, 2019	Common Shares(1)	$3.90	1,667
October 23, 2019	Common Shares(1)	$5.24	667
October 25, 2019	Common Shares(1)	$3.90	4,642
October 25, 2019	Common Shares(1)	$5.24	5,000
October 28, 2019	Common Shares(1)	$3.90	4,323
November 1, 2019	Common Shares(1)	$3.90	403
November 7, 2019	Common Shares(1)	$3.90	3,209
November 7, 2019	Common Shares(1)	$3.90	2,018
November 7, 2019	Common Shares(1)	$5.25	6,575
November 7, 2019	Common Shares(4)	$1.50	303,636
November 12, 2019	Common Shares(3)	N/A	1,000
November 18, 2019	Common Shares(4)	$1.50	20,000
November 21, 2019	Common Shares(4)	$1.50	40,000
November 25, 2019	Common Shares(4)	$1.50	40,909
November 26, 2019	Common Shares(4)	$1.50	20,000
November 26, 2019	Common Shares(4)	$1.50	20,000
November 27, 2019	Common Shares(4)	$1.50	30,000
December 2, 2019	Common Shares(3)	N/A	1,552
December 2, 2019	Common Shares(4)	$1.50	34,427
December 2, 2019	Common Shares(4)	$1.50	157,400
December 4, 2019	Common Shares(3)	N/A	1,552
December 4, 2019	Common Shares(4)	$1.50	100,000
December 5, 2019	Common Shares(3)	N/A	1,552
January 16, 2020	Common Shares(2)	N/A	14,355
January 16, 2020	Common Shares(3)	N/A	10,000
January 16, 2020	Common Shares(3)	N/A	7,500
January 22, 2020	Common Shares(3)	N/A	14,922

(1)
Issued upon conversion of options.

(2)
Issued upon conversion of deferred share units.

(3)
Issued upon conversion of restricted share units.

(4)
Issued upon exercise of warrants.

Equity Incentive Awards

        The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Company the during the 12-month period prior to the date of this Prospectus Supplement.

DATE OF GRANT	SECURITY	ISSUANCE PRICE PER SECURITY	NUMBER OF SECURITIES
February 19, 2019	Restricted Share Units	N/A	11,000
February 19, 2019	Options	$12.77	425,000
February 24, 2019	Options	$13.31	1,000,000
February 24, 2019	Restricted Share Units	N/A	85,000
February 28, 2019	Deferred Share Units	N/A	3,516
March 1, 2019	Restricted Share Units	N/A	70,000
April 17, 2019	Options	$11.45	80,000
April 23, 2019	Notes	US$9.38	5,330,490	(1)
April 26, 2019	Notes	US$9.38	31,982,942	(1)
April 29, 2019	Restricted Share Units	N/A	31,600
May 31, 2019	Deferred Share Units	N/A	29,392
June 19, 2019	Restricted Share Units	N/A	17,500
June 19, 2019	Options	$9.70	50,000
June 19, 2019	Options	$9.15	300,000
August 7, 2019	Restricted Share Units	N/A	208,959
August 7, 2019	Options	$9.13	736,146
August 31, 2019	Deferred Share Units	N/A	35,752
October 17, 2019	Restricted Share Units	N/A	476,111
October 17, 2019	Options	$6.63	300,000
November 14, 2019	Restricted Share Units	N/A	307,805
November 14, 2019	Options	$6.26	507,982
November 30, 2019	Deferred Share Units	N/A	45,462

(1)
Securities issued under the offering of US$300,000,000 aggregate principal amount of 5.25% convertible senior notes due 2024 (the "Notes") pursuant to the indenture dated April 23, 2019 between the Company and GLAS Trust Company LLC. On April 26, 2019, the Company completed the sale of an additional US$50,000,000 aggregate principal amount of the Notes pursuant to the exercise in full of the over-allotment option. The initial conversion rate for the Notes is 106.5644 Common Shares per US$1,000 principal amount of the Notes, equivalent to an initial conversion price of approximately US$9.38 per Common Share.

USE OF PROCEEDS

        The net proceeds to the Company from the Offering, after deducting expenses of the Offering, are estimated to be approximately $ 99,900,000. We intend to use the net proceeds from this offering for international expansion, working capital and general corporate purposes. The Company intends to spend the funds available to it as stated in this Prospectus Supplement; however, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. Pending use of the net proceeds of this Offering, such net proceeds will be invested in accordance with determinations made by our board of directors or certain executive officers.

 DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS SUPPLEMENT

Common Shares

        The Company is authorized to issue an unlimited number of Common Shares. As of January 29, 2020, there were 253,049,157 Common Shares issued and outstanding, 6,962,043 Common Shares issuable upon exercise of outstanding stock options, 127,185 Common Shares issuable upon exercise of outstanding deferred share units and 1,829,795 Common Shares issuable upon exercise of outstanding restricted share units.

        The holders of the Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Company. The holders of Common Shares are also entitled to dividends, if and when declared by the Company's board of directors and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

        We have not paid any dividends to date on the Common Shares. We do not currently expect to pay any dividends on the Common Shares for the foreseeable future.

        The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc.

Warrants

        The Warrants issued under the Offering will be governed by a warrant indenture (the "Warrant Indenture") to be entered into on or before the Closing Date between the Company and Computershare Trust Company of Canada, as warrant agent (the "Warrant Agent"). Each Warrant will entitle the holder to purchase one Warrant Share from treasury of the Company at the price of $9.26 per Warrant Share for a period of 24 months from the Closing Date, in accordance with the terms and conditions set out in the Warrant Indenture.

        The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the executed Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants which, following the closing of the Offering will be filed on SEDAR under the issuer profile of the Corporation at www.sedar.com. A register of holders of Warrants will be maintained at the principal offices of the Warrant Agent in Toronto, Ontario. The holders of Warrants will not, as such, have any voting right or other right attached to the Common Shares until and unless the Warrants are duly exercised as provided for in the Warrant Indenture.

        The Warrant Indenture is expected to provide that the number of Warrant Shares which may be acquired by a holder of Warrants upon the exercise thereof will be subject to anti-dilution provisions governed by the Warrant Indenture, including provisions for the appropriate adjustment of the class, number and price of the securities issuable under the Warrant Indenture upon the occurrence of certain events including:

  (a)
  the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of any outstanding warrants, options or other convertible securities);

  (b)
  the subdivision, redivision or change of the Common Shares into a greater number of shares;

  (c)
  the consolidation, reduction or combination of the Common Shares into a lesser number of shares;

  (d)
  the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price" (as defined in the Warrant Indenture) of Common Shares on such record date; and

  (e)
  the issuance or distribution to all or substantially all of the holders of Common Shares of (i) securities, including rights, options or warrants to acquire shares of any class or securities exchangeable or convertible into any such shares or property or assets or (ii) any property or assets, including evidences of indebtedness.

        The Warrant Indenture is also expected to include provisions for the appropriate adjustment of the class, number and price of the securities issuable under the Warrant Indenture upon the occurrence of the following additional events:

  (a)
  the reclassification of the Common Shares or exchange or change of the Common Shares into other shares;

  (b)
  the amalgamation, arrangement or merger with or into any other corporation or other entity (other than an amalgamation, arrangement or merger which does not result in any reclassification of the Company's outstanding Common Shares or an exchange or change of the Common Shares into other shares); and

  (c)
  the transfer of the Company's undertakings or assets as an entirety or substantially as an entirety to another corporation or other entity.

        The Corporation is also expected to covenant in the Warrant Indenture, during the period in which the Warrants are exercisable, to give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, a prescribed number of days prior to the record date or effective date, as the case may be, of such event.

        The Warrant Indenture is expected to provide that, from time to time, the Warrant Agent and the Corporation, without the consent of the holders of Warrants, may be able to amend or supplement the Warrant Indenture for certain purposes, including rectifying any ambiguities, defective provisions, clerical omissions or mistakes, or other errors contained in the Warrant Indenture or in any deed or indenture supplemental or ancillary to the Warrant Indenture, provided that, in the opinion of the Warrant Agent, relying on legal counsel, the rights of the holders of Warrants, as a group, are not prejudiced thereby.

        The Warrant Indenture is also expected to provide that in the event of an extraordinary transaction, as described in the Warrant Indenture and generally including any merger, arrangement or amalgamation of the Corporation with or into another entity, sale of all or substantially all of the Corporation's assets, tender offer or exchange offer, or reclassification of the Common Shares, the holders of the Warrants will generally be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such extraordinary transaction.

        The principal transfer office of the Warrant Agent in Toronto, Ontario is the location at which Warrants may be surrendered for exercise or transfer.

        There will be no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased in the Offering. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices and the liquidity of the Warrants. See "Risk Factors".

        No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

 PLAN OF DISTRIBUTION

        The Company and the Investor have entered into the Securities Purchase Agreement with respect to the Units. The Investor is an "accredited investor" as such term is defined under applicable securities legislation. Subject to certain conditions, the Investor has agreed to purchase, and the Company has agreed to sell, on the Closing Date, 14,044,944 Units at the Offering Price. The Offering Price has been determined by the Company through arm's length negotiations with the Investor.

        The Securities Purchase Agreement contains terms, representations, warranties and conditions customary for agreements of its nature. Expenses incurred by each of the parties to the Securities Purchase Agreement and this Offering will be to each such parties' account. The Securities Purchase Agreement also contains a covenant by the Investor that, for period of 24 months following the Closing Date, it: (a) will vote all of its Common

Shares (including any Common Shares issued upon the exercise of the Warrants or any subsequently acquired Common Shares) in accordance with the recommendation of the board of directors of the Company, including in respect of a shareholder meeting of the Company; (b) will not participate in or advise, encourage or assist (including financial assistance) any other person to effect or seek, offer, continue to offer, agree or propose (whether publicly or otherwise) to effect or cause to participate in any "solicitation" of "proxies" (as such terms are used in the proxy provisions of the OBCA); and (c) will not form, join or in any way participate in a group or act jointly or in concert with any person with respect to voting securities of the Company or securities convertible into voting securities of the Company.

        This Prospectus Supplement and the accompanying Prospectus qualifies the distribution of 14,044,944 Units that may be issued by the Company directly to the Investor under the Securities Purchase Agreement. The Offering will be made and sold in the Province of Ontario only and the Units will not be offered or sold in the Province of Québec or in any other province or territory in Canada. In the United States, we are concurrently registering the Offering pursuant to our registration statement on Form F-10 (File No. 333-233426) declared effective by the U.S. Securities and Exchange Commission (the "SEC") on November 26, 2019. No securities will be issued to any person other than the Investor pursuant to this Prospectus Supplement. No underwriter's fee or finder's fee will be payable in connection with the Offering. No arrangements have been made to place funds into escrow or any similar account.

        Upon receipt, the proceeds of the Offering will be deposited into the operating account of the Company and used for international expansion, working capital and general corporate purposes. See "Use of Proceeds".

        The closing of the Offering under the Securities Purchase Agreement is subject to customary conditions and the Closing Date is expected to occur on January 30, 2020, or such other date as may be agreed to by the Company and the Investor. It is expected that the Company will arrange to electronically deposit the Unit Shares to or for the account of the Investor under the book-based system through CDS (or its nominee) on the Closing Date, against payment by the Investor to the Company of the aggregate Offering Price. A warrant certificate representing the Warrants will also be delivered to the Investor on the Closing Date. In connection with the Offering, the Company may distribute this Prospectus Supplement and the Prospectus electronically.

        The Common Shares are listed and posted for trading on the TSX in Canada and the NYSE in the United States. The Company has applied to list the Unit Shares and Warrant Shares on the TSX and the NYSE, and listing will be subject to the Company's fulfillment of all listing requirements prescribed by each such exchange. The Warrants will not be listed for trading on any securities exchange.

        If a Warrant holder intends to resell Warrants in the United States, such holder should consult with its own legal counsel prior to such sale to ensure compliance with any applicable U.S. state or "blue sky" securities laws.

        In addition, if a U.S. registration statement covering the issuance of the Common Shares underlying the Warrants is not effective when the Warrants are exercised, and such exercise is consummated pursuant to an exemption under the U.S. Securities Act, the Company may impose a restrictive legend on the Common Shares issued upon exercise of the Warrants, reflecting the fact that the transferability of such Common Shares is restricted under the U.S. securities laws. The Warrants may not be exercised unless such exercise is registered or exempt from the registration requirements under the U.S. Securities Act. Under the terms of the Securities Purchase Agreement, the Company agreed to file a registration statement with the SEC covering the issuance of the Warrant Shares under the U.S. Securities Act.

        The Investor has represented to the Company that it is not acting as agent or underwriter and has not engaged in the business of trading or advising in securities with respect to this Offering. The Investor has represented to the Company that it is purchasing the Offered Units as principal for investment purposes.

 CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following summary describes the principal Canadian federal income tax considerations that generally apply to a purchaser who acquires Units pursuant to this Offering. For purposes of this summary, references to Common Shares include Unit Shares and Warrant Shares unless otherwise indicated. This summary applies only to a purchaser who acquired Common Shares and Warrants as beneficial owner pursuant to the Offering and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations"): (i) deals at arm's length with the Company; (ii) is not affiliated with the Company; and (iii) holds the Common Shares and Warrants as capital property (a "Holder"). Generally, the Common Shares and Warrants will be capital property to a Holder provided the Holder does not acquire or hold them in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

        This summary does not apply to: (i) a purchaser that is a "specified financial institution"; (ii) a purchaser an interest in which would be a "tax shelter investment"; (iii) a purchaser that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a "financial institution"; (iv) a purchaser that reports its "Canadian tax results" in a currency other than Canadian currency; (v) a purchaser that has entered into or will enter into with respect to the purchaser's Common Shares or Warrants, a "derivative forward agreement", or (vi) that is a corporation resident in Canada and is (or does not deal at arm's length within the meaning of the Tax Act with a corporation resident in Canada that is), or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Common Shares and Warrants, controlled by a non-resident corporation for purposes of section 212.3 of the Tax Act, as defined in the Tax Act. Such purchasers should consult their own tax advisors.

        This summary is based on the current provisions of the Tax Act and the Regulations, and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA") made publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial decision or action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

        This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Units pursuant to this Offering having regard to their own particular circumstances.

Currency Conversion

        For purposes of the Tax Act, all relevant amounts relating to the acquisition, holding or disposition of the Units (including adjusted cost base, proceeds of disposition, and dividends, if any) must generally be expressed in Canadian dollars. Accordingly, amounts denominated in U.S. dollars must be converted into Canadian dollars generally based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Allocation of Purchase Price for Units

        A Holder who acquires Units will be required to allocate the purchase price of each Unit between the Unit Share and the one-half of one Common Share purchase warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act.

        For its purposes, the Company intends to allocate $6.19 of the issue price of each Unit for the issue of each Common Share and $0.93 of the issue price of each Unit for the issue of each one-half of one Warrant. Although the Company believes that this allocation is reasonable, it is not binding on the CRA or the Holder and the CRA may not be in agreement with such allocation. Counsel express no opinion with respect to such allocation.

Adjusted Cost Base of Common Shares

        The adjusted cost base to a Holder of a Unit Share acquired pursuant to the Offering will be determined by averaging the cost of that Unit Share with the adjusted cost base (determined immediately before the acquisition of the Unit Share) of all other Common Shares held as capital property by the Holder immediately prior to such acquisition.

Exercise of Warrants

        No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. The Holder's cost of the Warrant Share will equal the aggregate of such Holder's adjusted cost base of the Warrant exercised plus the exercise price paid for such Warrant Share. The Holder's adjusted cost base of such Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base (determined immediately before the acquisition of the Warrant Share) of all other Common Shares held as capital property by such Holder as capital property immediately prior to such acquisition.

Holders Resident in Canada

        This portion of the summary only applies to a Holder who, at all relevant times, for purposes of the Tax Act or any applicable income tax treaty or convention, is, or is deemed to be, resident in Canada (a "Resident Holder"). Certain Resident Holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares and all other "Canadian securities" (as defined in the Tax Act) owned or subsequently acquired by the them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders should consult their own tax advisors regarding this election.

Expiry of Warrants

        If a Warrant expires unexercised, the Resident Holder will generally realize a capital loss equal to the adjusted cost base of such Warrant to the Resident Holder. The taxation of capital gains and capital losses is discussed under the subheading "Taxation of Capital Gains and Capital Losses".

Dispositions of Common Shares and Warrants

        On the disposition or deemed disposition of a Warrant (other than on the exercise thereof) or of a Common Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market, in which case other considerations may arise), a Resident Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Resident Holder's adjusted cost base of such security and any reasonable costs of disposition. See "Taxation of Capital Gains and Capital Losses" below.

Dividends on Common Shares

        A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Common Shares during such taxation year. In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Company as "eligible dividends" in accordance with the provisions of the Tax Act. There may be limitations on the Company's ability to designate its dividends on the Common Shares as "eligible dividends".

        Taxable dividends received by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

        In the case of a Resident Holder that is a corporation, such dividends received or deemed to be received on Common Shares held by the Resident Holder generally will be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

        Certain corporations, including a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act), may be liable to pay additional tax under Part IV of the Tax Act, which may be refundable, on dividends received (or deemed to be received) on Common Shares to the extent that such dividends are deductible in computing the corporation's taxable income for the taxation year.

Taxation of Capital Gains and Capital Losses

        Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

        The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such Common Share or a share for which the Common Share is substituted or exchanged to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

        A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may also be liable to pay a refundable tax on its "aggregate investment income", which is defined in the Tax Act to include taxable capital gains.

        Capital gains realized by a Resident Holder who is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Holders Not Resident in Canada

        This portion of the summary only applies to a Holder who, at all relevant times, for purposes of the Tax Act and any relevant tax treaty or convention, is not, and is not deemed to be, resident in Canada and does not use or hold and is not deemed to use or hold the Common Shares or Warrants in a business carried on in Canada (a "Non-Resident Holder").

        Special rules, which are not discussed in this summary, may apply to a Holder that is (i) an insurer that carries on an insurance business in Canada and elsewhere, or (ii) an "authorized foreign bank" (as defined in the Tax Act). Such Holders should consult their own tax advisors.

Dividends on Common Shares

        Dividends paid or credited on the Common Shares or deemed to be paid or credited on the Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention. For example, under the Canada-U.S. Tax Convention (1980), as amended (the "Convention"), where dividends on the Common Shares are considered to be paid to or derived by a Non-Resident Holder that is the beneficial owner of the dividends and is a United States resident for the purposes of, and is entitled to full benefits in accordance with, the provisions of the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions of Common Shares and Warrants

        A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of (a) Common Shares (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market, in which case other considerations may arise), or (b) Warrants, unless the Common Shares or Warrants, as the case may be, are "taxable Canadian property" of the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

        Generally, the Common Shares and Warrants will not constitute "taxable Canadian property" of a Non-Resident Holder at a particular time provided that the Common Shares are listed at that time on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSX and the NYSE),, unless, at any time during the 60-month period immediately preceding the disposition, (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal with at arm's length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal with at arm's length holds a membership interest, directly or indirectly, through one or more partnerships, or the Non-Resident Holder together with all such foregoing persons and partnerships, owned 25% or more of the issued shares of any class or series of the Company's capital stock and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) "Canadian resource properties" (as defined in the Tax Act); (iii) "timber resource properties" (as defined in the Tax Act); and (iv) options in respect of, or interests in or rights in property described in (i) to (iii).

        Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares and Warrants which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property. A Non-Resident Holder whose Common Shares or Warrants may be held as taxable Canadian property, should consult their own tax advisors with respect to the consequences of disposing of Common Shares or Warrants.

 CERTAIN U.S. FEDERAL INCOME TAXATION CONSIDERATIONS

        The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Units, Common Shares and Warrants (in this section, collectively our "Securities") by U.S. Holders (as defined below). Because the components of a Unit are separable at the option of the holder, the holder of a Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying Common Share and one-half of one redeemable Warrant components of the Unit, as the case may be. As a result, the discussion below with respect to actual holders of Common Shares and Warrants should also apply to holders of Units (as the deemed owners of the underlying Common Shares and Warrants that comprise the Units). This discussion applies to U.S. Holders that purchase Securities pursuant to the offering and hold such Securities as capital assets. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker — dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, holders who are subject to Section 451(b) of the Code, persons who hold Securities as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or integrated investment, persons that have a "functional currency" other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

        As used in this discussion, the term "U.S. Holder" means a beneficial owner of Securities that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more

United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Securities, the U.S. federal income tax consequences relating to an investment in the Securities will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Securities.

        Persons considering an investment in our Securities should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Securities, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Allocation of Purchase Price and Characterization of a Unit

        No statutory, administrative or judicial authority directly addresses the treatment of a unit or instruments similar to a Unit for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a Unit should be treated for U.S. federal income tax purposes as the acquisition of one Common Share and one-half of one Warrant to acquire one Common Share. We intend to treat the acquisition of a Unit in this manner and, by purchasing a Unit, you will agree to adopt such treatment for tax purposes. For U.S. federal income tax purposes, each holder of a Unit must allocate the purchase price paid by such holder for such Unit between the one Common Share and the one-half of one Warrant based on the relative fair market value of each at the time of issuance. Under U.S. federal income tax law, each investor must make his or her own determination of such value based on all the relevant facts and circumstances. Therefore, we strongly urge each investor to consult his or her tax adviser regarding the determination of value for these purposes. The price allocated to the Common Share and one-half of one Warrant should be the stockholder's tax basis in such Common Share or one-half of one Warrant, as the case may be. Any disposition of a Unit should be treated for U.S. federal income tax purposes as a disposition of the Common Share and one-half of one Warrant comprising the Unit, and the amount realized on the disposition should be allocated between the Common Share and one-half of one Warrant based on their respective relative fair market values at the time of disposition (as determined by each such Unit holder based on all relevant facts and circumstances). The separation of shares of Common Shares and Warrants comprising Units should not be a taxable event for U.S. federal income tax purposes. If the separation of the Common Shares and Warrants comprising a Unit is considered to be a taxable event for U.S. federal income tax purposes, it is possible that the holder of such Unit could recognize gain or loss on such separation in a taxable exchange. In this case, such holder's holding period in the Common Share and one-half of one Warrant comprising the Unit would likely commence the day following such taxable event. Each potential investor is urged to consult its own tax advisors regarding the tax consequences to it if the separation of a Unit is considered a taxable event.

        The foregoing treatment of the Unit and a holder's purchase price allocation are not binding on the Internal Revenue Service ("IRS") or the courts. Because there are no authorities that directly address instruments that are similar to the Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a Unit (including alternative characterizations of a Unit). The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.

Passive Foreign Investment Company Consequences

        In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is "passive income" (the "PFIC income test") or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (the "PFIC asset test"). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

        We do not believe we were a PFIC for the year ending May 31, 2019. While we also do not believe we will be a PFIC for the current taxable year, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may hold a substantial amount of cash and cash equivalents following this offering, and because the calculation of the value of our assets may be based in part on the value of our Securities, which may fluctuate considerably, we may be a PFIC in future taxable years under the PFIC asset test. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

        If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares or Warrants, the U.S. Holder could be liable for additional taxes and interest charges under the "PFIC excess distribution regime" upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares or Warrants, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder's holding period for Common Shares or Warrants. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

        If we are a PFIC for any year during which a U.S. Holder holds Common Shares or Warrants, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares or Warrants, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a "deemed sale" election with respect to the Common Shares but not with regard to our Warrants). If the election is made, the U.S. Holder will be deemed to sell the Common Shares or Warrants it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder's Common Shares or Warrants would not be treated as shares of a PFIC unless we subsequently become a PFIC.

        If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

        If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares (but not with regards to our Warrants) if such U.S. Holder makes a valid "mark-to-market" election for our Common Shares. A mark- to-market election is available to a U.S. Holder only for "marketable stock." Our Common Shares will be marketable stock as long as they remain listed on the NYSE and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder's tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

        A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election, however, will not apply to any non-U.S. subsidiaries that we currently own, may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we currently own, may organize or acquire in the future notwithstanding the U.S. Holder's mark-to-market election for the Common Shares.

        However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves "marketable". As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our Common Shares, the U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

        The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund ("QEF") election with regards to our Common Shares (but not with regards to our Warrants). At this time we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

        Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

        The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.

Taxation of Distributions

        Subject to the discussion above under "Passive Foreign Investment Company Consequences," a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder's pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder's pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder's Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder's Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the "dividends received" deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

        The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S. source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of common shares or rights to acquire common shares) will be the fair market value of such property on the date of distribution.

        Dividends paid by a "qualified foreign corporation" are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under "Passive Foreign Investment Company Consequences"), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

        A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S. Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on NYSE, as we intend the Common Shares to be. Therefore, subject to the discussion above under "Passive Foreign Investment Company Consequences," if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will generally be "qualified dividend income" in the hands of individual U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Securities

        Subject to the discussion above under "Passive Foreign Investment Company Consequences," a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares or Warrants in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder's adjusted tax basis in the Common Shares or Warrants. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares or Warrants were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long- term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of Common Shares or Warrants will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

        Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition (or, if the Common Shares or Warrants are held as part of Units at the time of the disposition, the portion of the amount realized on such disposition that is allocated to the Common Shares or Warrants based upon the then fair market values of the Common Shares and Warrants included in the Units) and (ii) the U.S. Holder's adjusted tax basis in its Common Shares or Warrants so disposed of. A U.S. Holder's adjusted tax basis in its

Common Shares or Warrants generally will equal the U.S. Holder's acquisition cost (that is, as discussed above, the portion of the purchase price of a Unit allocated to a Common Share or one-half of one Warrant or, as discussed below, the U.S. Holder's initial basis for Common Shares received upon exercise of Warrants) less, in the case of a Common Share, any prior distributions treated as a return of capital.

Exercise or Lapse of a Warrant.

        A U.S. Holder generally will not recognize taxable gain or loss upon the acquisition of Common Shares upon exercise of a Warrant for cash. The U.S. Holder's tax basis in the Common Shares received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. Holder's initial investment in the warrant (i.e., the portion of the U.S. Holder's purchase price for Units that is allocated to the Warrant, as described above under "Allocation of Purchase Price and Characterization of a Unit") and the exercise price. The U.S. Holder's holding period for the Common Shares received upon exercise of the Warrants will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrants and will not include the period during which the U.S. Holder held the Warrants. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder's tax basis in the Warrant.

Possible Constructive Distributions

        The terms of each Warrant provide for an adjustment to the exercise price of the Warrant in certain events, as described in the Warrant Indenture. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the Warrant holders' proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Common Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our Common Shares which is taxable to the U.S. Holders of such Common Shares as described under "Taxation of Distributions" above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the Warrants received a cash distribution from us equal to the fair market value of such increased interest. For certain information reporting purposes, we are required to determine the date and amount of any such constructive distributions. Proposed Treasury regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

Medicare Tax

        Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Securities. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our Securities.

Information Reporting and Backup Withholding

        U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Securities, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under "Passive Foreign Investment Company Consequences", each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our Securities may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

        Dividends on and proceeds from the sale or other disposition of our Securities generally must be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder,

  (a)
  fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption, or

  (b)
  is described in certain other categories of persons.

        However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

        U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

        EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.

 AGENT FOR SERVICE OF PROCESS

        Messrs. Irwin D. Simon, Tom Looney, Walter Robb and David Hopkinson are directors of the Company, and each resides outside of Canada. Each of Messrs. Simon, Looney, Robb and Hopkinson has appointed Aphria at 98 Talbot St. W., Leamington, Ontario, N8H 1M8, as his agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act, as amended, relating to the offering of our securities, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such registration statement and the exhibits thereto for further information with respect to us and the Common Shares.

        We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we file with or furnish to the SEC at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference room and copying charges.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Company is a corporation existing under the OBCA. Many of the Company's directors, officers and experts are residents of Canada or other non-United States jurisdictions, and all or a substantial portion of their assets, and all of the Company's assets, are located outside the United States. The Company has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon the Company or those directors and officers and experts who are not residents of the United States.

        The Company has been advised by its Canadian counsel, Fasken Martineau DuMoulin LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws. The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus Supplement and the accompanying Prospectus are a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System, 1015 15th Street N.W., Suite 1000, Washington, DC 20005 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Units under this Prospectus Supplement.

LEGAL MATTERS

        Certain legal matters in connection with the offering will be passed upon on our behalf by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters.

INTEREST OF EXPERTS

        The partners and associates of Fasken Martineau DuMoulin LLP (Canadian counsel for Aphria), as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of Aphria.

        PricewaterhouseCoopers LLP is independent of Aphria within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and are independent with respect to the Company within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB.

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Aphria Inc. at 98 Talbot St. W., Leamington, Ontario, N8H 1M8, or by telephone at 1-844-427-4742, and are also available electronically at www.sedar.com.

New Issue and/or Secondary Offering	November 22, 2019

SHORT FORM BASE SHELF PROSPECTUS

APHRIA INC.

US$500,000,000

COMMON SHARES
WARRANTS
SUBSCRIPTION RECEIPTS
DEBT SECURITIES
CONVERTIBLE SECURITIES
UNITS

This short form base shelf prospectus (this "Prospectus") relates to the offering for sale by Aphria Inc. (the "Company" or "Aphria") from time to time, during the 25-month period that this Prospectus, including any amendments thereto, remains valid, of up to US$500,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares ("Common Shares") in the capital of the Company; (ii) warrants ("Warrants") to purchase Common Shares and/or other Securities (as defined below); (iii) subscription receipts ("Subscription Receipts") convertible into Common Shares and/or other Securities; (iv) debt securities ("Debt Securities"), which may consist of bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description and which may be issuable in series; (v) securities convertible into or exchangeable for Common Shares and/or other Securities ("Convertible Securities"); and (vi) units ("Units") comprised of one or more of any of the other Securities, or any combination of such Securities (the Common Shares, Warrants, Subscription Receipts, Debt Securities, Convertible Securities, and Units are collectively referred to herein as the "Securities"). The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more accompanying prospectus supplements (each, a "Prospectus Supplement"). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or any one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. One or more securityholders (each a "Selling Securityholder") of the Company may also offer and sell Securities under this Prospectus. See "Selling Securityholders".

All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Company is permitted, under a multi-jurisdictional disclosure system (the "MJDS") adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus and any Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Company prepares its financial statements, which are incorporated by reference in this Prospectus, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and such financial statements are subject to the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and auditor independence standards. The Company's financial statements may not be comparable to the financial statements of United States issuers.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because the Company is a corporation amalgamated under the laws of the Province of Ontario, Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, most of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See "Enforceability of Civil Liabilities".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are residents in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. You should read the tax discussion in any applicable Prospectus Supplement; however, this Prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences, and you should consult your tax adviser prior to making any investment in the Securities.

The specific terms of any Securities offered will be described in the applicable Prospectus Supplement, including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares offered; (ii) in the case of Warrants, the number of Warrants being offered, the offering price, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, whether the Warrants are being offered for cash, and any other terms specific to the Warrants offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, whether the Subscription Receipts are being offered for cash, and any other terms specific to the Subscription Receipts offered; (iv) in the case of Debt Securities, the specific designation of the Debt Securities, the aggregate principal amount of the Debt Securities, the maturity, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), whether payment on the Debt Securities will be senior, senior subordinated or subordinated to the Company's other liabilities and obligations, whether the Debt Securities will bear interest, the interest rate or method of determining the interest rate, any interest payment date(s), covenants, events of default, any terms of redemption, any conversion or exchange rights and any other specific terms; (v) in the case of Convertible Securities, the number of Convertible Securities offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities and any other specific terms; and (vi) in the case of Units, the number of Units being offered, the offering price, the number and terms of the Securities comprising the Units, whether the Units are being offered for cash, and any other terms specific to the Units offered. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities. The Company does not intend on issuing "novel" securities pursuant to this Prospectus, as such term is defined under National Instrument 44-102—Shelf Distributions ("NI 44-102").

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Mr. Irwin D. Simon, Mr. Tom Looney, Mr. Walter Robb and Mr. David Hopkinson are directors of the Company and each reside outside of Canada. Each of Mr. Simon, Mr. Looney, Mr. Robb and Mr. Hopkinson has appointed Aphria at 98 Talbot St. W., Leamington, Ontario, N8H 1M8, as his agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ii

The Company and the Selling Securityholders may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company and/or the Selling Securityholders in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the identity of the Selling Securityholders, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company and/or the Selling Securityholders will, or expect to receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at a non-fixed price or prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the Toronto Stock Exchange (the "TSX"), the New York Stock Exchange ("NYSE"), or other trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company and/or the Selling Securityholders. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities, other than an "at-the-market distribution" (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters', dealers' or agents' over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See "Plan of Distribution". No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The issued and outstanding Common Shares are traded on the TSX and on the NYSE under the symbol "APHA". On November 21, 2019, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares was $6.59 and US$4.95 on the TSX and the NYSE, respectively.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors".

Investing in the Securities is speculative and involves significant risks. Readers should carefully review and evaluate the risk factors contained in this Prospectus, the applicable Prospectus Supplement and in the documents incorporated by reference herein before purchasing any Securities. See "Forward-Looking Information" and "Risk Factors".

Neither the Company nor any Selling Securityholder is making an offer of the Securities in any jurisdiction where such offer is not permitted.

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters relating to Canadian and Ontario law in connection with the offering of the Securities will be passed upon on behalf of Aphria by Fasken Martineau DuMoulin LLP. Certain legal matters relating to United States law in connection with the offering of the Securities will be passed upon on behalf of Aphria by DLA Piper LLP (US), New York, New York.

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. The Company has not independently verified this information and does not make any representation as to the accuracy of this information.

The Company's head office is located at 98 Talbot St. W., Leamington, Ontario, N8H 1M8. The Company's registered office is located at 1 Adelaide Street East, Suite 2310, Toronto, Ontario, M5C 2V9.

iii

GENERAL MATTERS	1
FORWARD-LOOKING INFORMATION	1
ADDITIONAL INFORMATION	2
ENFORCEMENT OF CIVIL LIABILITIES	3
DOCUMENTS INCORPORATED BY REFERENCE	3
DESCRIPTION OF THE BUSINESS	5
SHARE STRUCTURE	9
CONSOLIDATED CAPITALIZATION	9
USE OF PROCEEDS	9
PLAN OF DISTRIBUTION	10
SELLING SECURITYHOLDERS	11
DESCRIPTION OF SECURITIES	11
PRIOR SALES	16
TRADING PRICE AND VOLUME	16
DIVIDENDS	16
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	16
RISK FACTORS	16
INTERESTS OF EXPERTS	23
LEGAL MATTERS	24
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	24
TRANSFER AGENT AND REGISTRAR	24

 GENERAL MATTERS

        Unless otherwise noted or the context indicates otherwise, the "Company" and "Aphria" refer to Aphria Inc. and its wholly-owned subsidiaries, and the terms "cannabis", "CBD", "licence" and "THC" have the meanings given to such terms in the Cannabis Act (Canada) (the "Cannabis Act") and the Cannabis Regulations (Canada) made under the Cannabis Act (the "Cannabis Regulations").

        Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus or any Prospectus Supplement in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

        All currency amounts in this Prospectus are stated in Canadian dollars, unless otherwise noted.

FORWARD-LOOKING INFORMATION

        This Prospectus and the documents incorporated by reference herein contain certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") which are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as "expect," "likely", "may," "will," "should," "intend," or "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this Prospectus or any Prospectus Supplement should not be unduly relied upon. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus, or in the case of documents incorporated by reference herein, as of the date of each such document. Forward-looking statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

  •
  the competitive and business strategies of the Company;

  •
  the intention to grow the business, operations and potential activities of the Company;

  •
  the ongoing expansion of the Company's facilities, including the Extraction Centre of Excellence (as described on page 19 of the AIF), its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

  •
  the expected production capacity of the Company;

  •
  the success of the entities the Company acquires and the Company's collaborations;

  •
  the market for the Company's current and proposed market offerings, as well as the Company's ability to capture market share;

  •
  the benefits and applications of the Company's product offering and expected sales mix thereof;

  •
  the development of affiliated brands, product diversification and future corporate development;

  •
  the competitive conditions of the industry and the Company's market expertise;

  •
  whether the Company will have sufficient working capital and its ability to obtain financing required in order to develop its business and continue operations;

  •
  the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis products;

  •
  the potential time frame for the implementation of regulations with respect to the regulatory framework for edible cannabis, cannabis extracts and cannabis topical products;

  •
  the applicable laws and regulations, and the potential time frame for the implementation of such laws and regulations, to legalize and regulate medical or recreational cannabis (and the consumer products derived therefrom) internationally;

  •
  the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

  •
  the anticipated future gross sales and margins of the Company's operations and the potential for significant losses;

  •
  the performance of the Company's business and operations; and

  •
  the ability of the Company to continue to attract, develop, motivate and retain highly qualified and skilled employees, including members of senior management.

        Forward-looking statements contained in certain documents incorporated by reference in this Prospectus are based on the key assumptions described in such documents. Certain of the forward-looking statements contained herein and incorporated by reference concerning the cannabis industry and the general expectations of Aphria concerning the cannabis industry and the Company's business and operations are based on estimates prepared by Aphria using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Aphria believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While Aphria is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.

        Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management's expectations, and such forward-looking statements may not be appropriate for any other purpose. Readers should not place undue reliance on forward-looking statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein are expressly qualified in their entirety by this cautionary statement. Holders of the Securities should read this entire Prospectus, and each applicable Prospectus Supplement, and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects associated with holding Securities.

ADDITIONAL INFORMATION

        The Company has filed a registration statement on Form F-10 with the SEC under the United States Securities Act of 1933, as amended (the "1933 Act"), relating to the Securities. This Prospectus, including the documents incorporated by reference into this Prospectus, which forms a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, readers should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells Securities under the registration statement, the Company will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

        The Company is subject to informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and applicable Canadian requirements and, in accordance therewith, the

Company files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be accessed on the SEC's website at www.sec.gov. Readers may read and download any public document that the Company has filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada on SEDAR at www.sedar.com.

ENFORCEMENT OF CIVIL LIABILITIES

        The Company was amalgamated under the laws of the Province of Ontario, Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, most of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.

        As a result, investors who reside in the United States may have difficulty serving legal process in the United States upon the Company or its directors or officers, as applicable, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian court judgments obtained in United States courts, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Company or any of its directors or officers, as applicable, based upon United States federal securities laws.

        In the United States, the Company has filed with the SEC, concurrently with Aphria's registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under such Form F-X, the Company has appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against the Company in a U.S. court arising out of or related to or concerning the offering of the Securities under the registration statement.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. The following documents, each of which has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and is available on SEDAR at www.sedar.com, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

  (a)
  the annual information form (the "AIF") of the Company dated July 31, 2019 for the fiscal year ended May 31, 2019;

  (b)
  the Company's audited consolidated financial statements for the years ended May 31, 2019 and 2018, together with the Report of Independent Registered Public Accounting Firm thereon and the notes thereto;

  (c)
  the Company's management's discussion and analysis for the year ended May 31, 2019;

  (d)
  the Company's unaudited interim financial statements for the three-month period ended August 31, 2019 and 2018, together with the notes thereto;

  (e)
  the Company's management's discussion and analysis for the three-month period ended August 31, 2019; and

  (f)
  the management information circular of the Company dated October 4, 2019 in connection with the annual meeting of shareholders of the Company to be held on November 14, 2019.

        Any documents of the type referred to in paragraphs (a)-(f) above or similar material and any documents required to be incorporated by reference herein pursuant to National Instrument 44-101 — Short Form Prospectus Distributions, including any annual information form, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management's discussion and analysis relating thereto, or information circular or amendments thereto, if filed by the Company with any securities commission or similar regulatory authority in Canada after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus.

        Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management's discussion and analysis, and material change reports (collectively, "New Filings"), filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus and will be superseded by the New Filings. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Company (collectively, "New Interim Filings") with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to such New Interim Filings shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus and will be superseded by the New Interim Filings. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective (the "New MIC"), the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus and will be superseded by the New MIC.

        The Company may incorporate by reference into this Prospectus, or the registration statement on Form F-10 of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. To the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part.

        A Prospectus Supplement containing the specific terms of any offering of the Securities will be delivered to purchasers of the Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which that Prospectus Supplement pertains.

        In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any "template version" of "marketing materials" (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes.

The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

        Neither the Company nor any Selling Securityholder has provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, such investor should not rely on it.

DESCRIPTION OF THE BUSINESS

        The following is a summary of information about Aphria and does not contain all the information about Aphria that may be important to prospective investors. Prospective investors should read the more detailed information including, but not limited to, the AIF, financial statements and management's discussion and analysis, that are incorporated by reference into and are considered to be a part of this Prospectus.

Aphria

        Aphria is licensed to produce and sell medical and adult-use cannabis and cannabis-derived extracts in Canada under the provisions of the Cannabis Act. Aphria received its licence to produce and sell medical cannabis on November 26, 2014, followed by its licence to sell cannabis extracts on August 18, 2016. These licences (the "Licences") were extended to include the adult-use market on October 17, 2018. The Licences currently do not contain a cap on production or sales. The Licences have a current term that ends on March 25, 2020.

        Aphria's head office is based in Leamington, Ontario, adjacent to the Company's original 1,100,000 square foot Leamington greenhouse facility known as "Aphria One". On March 4, 2019, Health Canada granted an amendment permitting the Company to commence production in an additional 800,000 square feet of facilities at Aphria One, as part of the Company's Part IV and Part V Expansions (each as defined in the AIF).

        Aphria holds third-party independent good manufacturing practice ("GMP") certification of its Leamington, Ontario growing and processing facilities. The certification is for the current GMP standards of CFR 21 parts 210/211 established by the United States Food and Drug Administration for Active Pharmaceutical Ingredients and Finished Pharmaceuticals. Aphria One is in the process of obtaining EU-GMP certification ("EU-GMP") for the supply of bulk products to the Company's remaining EU-GMP sites for production of finished product.

Broken Coast

        In addition to the Licences, the Company equally holds a licence issued pursuant to the Cannabis Act in the name of its subsidiary, Broken Coast Cannabis Ltd. ("Broken Coast"). Broken Coast operates a fully licensed indoor cannabis production facility on Vancouver Island. The facility sits on a 4.5 acre parcel of owned land that has the necessary surrounding infrastructure to support further expansion. Broken Coast's licence was renewed on April 20, 2018 and provides for total production space of 44,000 square feet.

Avanti

        Through the acquisition of Nuuvera Inc., the Company acquired Brampton-based ARA — Avanti Rx Analytics Inc. ("Avanti"), which currently holds four Canadian licences: (i) Cannabis Processing Licence; (ii) Cannabis Analytical Testing Licence; (iii) Drug Establishment Licence; and, (iv) Medical Device Establishment Licence.

        In addition to allowing the Company to possess and handle cannabis and cannabis derivative products, these licences allow Avanti to engage in the possession, production, packaging, sale, transportation and delivery and testing of drugs and medical devices. The Company is also able to complete testing/analysis of active pharmaceutical ingredients.

        Avanti is currently in the process of securing EU-GMP, which will then be used as the Canadian staging site for international bound GMP certified products. The Company's EU-GMP certification will cover the extraction, post processing, testing, packaging and shipping process.

Aphria Germany

        On April 5, 2019, Aphria announced that its German subsidiary, Aphria Deutschland GmbH ("Aphria Germany") was selected by the German Federal Institute for Drugs and Medical Devices ("BfArM") to receive a licence for the domestic cultivation of medical cannabis. Subsequently, Aphria Germany secured the licence for the domestic cultivation of medical cannabis from BfArM and, Aphria was granted a cultivation licence for five of the 13 total lots awarded by BfArM.

ASG

        On June 21, 2018, the Company announced that its Malta-based subsidiary, ASG Pharma Ltd. ("ASG"), received the first import licence for medical cannabis issued by the Malta Medicines Authority. The licence allows ASG to import medical cannabis for analytical testing and research. Like Avanti, ASG is in the process of securing EU-GMP and will be the central importer and distributor of Canadian product in Europe.

Aphria Diamond

        On November 1, 2019, 1974568 Ontario Ltd., Aphria's majority-owned Leamington-based subsidiary ("Aphria Diamond"), received its licence from Health Canada to possess, cultivate, propagate, harvest, and sell cannabis. The licence has a current term that ends on November 1, 2020.

International Regulatory Framework

        The Company only conducts business in jurisdictions outside of Canada where such operations are legally permissible in accordance with the laws of the applicable jurisdiction and Canadian regulatory obligations with the TSX. As noted above, the Company has activities in jurisdictions outside of Canada, namely in Germany, Malta, Italy, Jamaica, Lesotho, Colombia and Argentina. In addition to the foregoing jurisdictions, Aphria owns subsidiaries in Bermuda (Hampstead Holdings Ltd.), Israel (Nuuvera Israel Ltd.), Portugal (APL—Aphria Portugal, Lda.), South Africa (CannInvest Africa Ltd.), Denmark (CC Pharma Nordic ApS), and United Kingdom (Goodfields Supply Co. Ltd.), but does not currently conduct business in those jurisdictions. Aphria does not currently maintain its own operations in Australia but rather owns a minority investment in a company that has operations in Australia. The Company acquired an option and right of first refusal to purchase a Brazilian incorporated entity, with the option and right of first refusal vesting only upon the entity obtaining a licence to cultivate and distribute cannabis lawfully in Brazil. The following table outlines the regulatory status of cannabis in the foreign jurisdictions where Aphria conducts business, or in the case of Brazil, where it has the option to conduct business in the future. The activities of Aphria or its local partner or affiliate in those jurisdictions can be found at pages 24-27 of the AIF.

Country	Regulatory Status and Framework
Argentina	Federally legal for medicinal use.
• Legislation restricts cultivation to government agencies which oversee the production of medicinal grade cannabis.

•

On June 6, 2019, the Ministry of Health in Argentina approved a resolution authorizing public and private health insurance companies to import and stock nonregistered medical cannabis inventory on a "compassionate use" basis

Brazil	Federally legal for medicinal use.

•

The Brazilian Health Surveillance Agency, Agência Nacional de Vigilância Sanitária, ("ANVISA"), legalized the prescription and the import of products containing the substances cannabidiol and tetrahydrocannabinol.

•

ANVISA has indicated that it is preparing regulations for the cultivation and limited sale of medical cannabis in Brazil. In the interim ANVISA has authorized a limited number of companies to conduct research and development of cannabis-based therapeutics using imported cannabis.

Colombia	Federally legal for medicinal use and scientific purposes.
• In 2016, the Colombian congress adopted Law 1787 legalizing cannabis for medical and scientific purposes.

•

Under Law 1787, the Ministry of Justice and Law oversees the cultivation of psychoactive cannabis and non-psychoactive cannabis cultivation (namely hemp) including activities such as seed production and grain production. The Ministry of Health issues the licence for manufacture of cannabis derivates. This licence covers the manufacturing, acquisition, import, export, storage, transportation, marketing and distribution of cannabis derivatives. The Ministry of Justice and Law is equally responsible for the marketing and delivery of cannabis seeds and the use of such seed for scientific purposes.

Denmark	Federally legal for medicinal use.

•

Danish law permits the authorized use of select cannabis-based medicines. In January 2018, the Danish government initiated a trial permitting doctors to prescribe additional types of medical cannabis to a defined patient group. The trial will continue for the next four years and is supported by federal funding.

• In January 2019, the Danish government implemented an executive order authorizing the bulk shipments of medical cannabis, provided that requisite permits are obtained.
Germany	Federally legal for medicinal use.
• The prescription, distribution and import of medical cannabis is overseen by the Federal Institute for Drugs and Medical Devices (the "BfArM")
• BfArM issues import permits for the import of medical cannabis for distribution through pharmacies.

•

With the legalization of cannabis, the BfArM established a cannabis agency to organize and control the cultivation of cannabis for medical use via a tender process to identify suppliers to cultivate medical cannabis within Germany.

Country	Regulatory Status and Framework
Italy	Federally legal for medicinal and industrial uses only.
• Since 2006, the sale of cannabis-based medicines for therapeutic purposes has been permitted in Italy under medical prescription of galenic formulations to be prepared by authorized chemists.
• The cultivation, production, fabrication, use, import, export, transit and trading of cannabis must be authorized by the Ministry of Health in Italy.
Jamaica	Federally legal for medicinal, scientific and therapeutic use.

•

The Cannabis Licensing Authority (the "CLA") was established in 2015 under the Dangerous Drugs Act, with powers to make and oversee the implementation of regulations for licences, permits and other authorizations for the cultivation, processing, distribution, sale and transportation of cannabis for medicinal, scientific and therapeutic purposes. Currently the regulations do not allow for the import or export of medical cannabis.

•

Licences, permits and other authorizations are required for the cultivation, processing, distribution, sale and transportation of medical cannabis. Licence applications are subjected to a rigorous review process and licencees are subject to pre-and post-licence inspection and reporting requirements. Once an applicant completes its post-production building, the CLA inspects for final and full licence approval.

Lesotho	Federally acceptable for medicinal and scientific purposes.
• In Lesotho, the Ministry of Health administers The Drugs of Abuse Act which contemplates the licensing for the manufacture, sale, distribution, import and export of cannabis and other narcotics.
• The Ministry of Health has authority to issue licences in respect of the cultivation; manufacture; supply; distribution; storage; and export of cannabis.
Malta	Federally legal for medicinal use.

•

The Cannabis Licensing Authority (the "CLA") was established in 2015 under the Dangerous Drugs Act, with powers to make and oversee the implementation of regulations for licences, permits and other authorizations for the cultivation, processing, distribution, sale and transportation of cannabis for medicinal, scientific and therapeutic purposes.

Paraguay	Currently permissible on a "compassionate use" basis.

•

On September 13, 2019, the Health Minister announced the approval of a resolution establishing the guidelines to apply for the first commercial production licences. Licence holders must donate 2% of their total production to the Paraguayan Ministry of Health who in turn expects to distribute such cannabis products for free to patients with conditions where there is scientific evidence beyond anecdotal evidence of the benefits of the product.

        The legal and regulatory requirements in the foreign countries in which the Company operates with respect to the cultivation and sale of marijuana, as well as local business culture and practices are different from those in Canada. Prior to commencing operating in a new country, the Company, in partnership with its local legal counsel, consultants and partners, conducts legal and commercial due diligence in order to ensure that it and its officers and directors gain a sufficient understanding of the legal, political and commercial framework and specific risks associated with operating in such jurisdiction. Where possible, the Company seeks to work with respected and experienced local partners who can help the Company to understand and navigate the local business and operating environment, language and cultural differences. In consultation with its advisors, the

Company takes steps it deems appropriate in light of the level of activity and investment it expects to have in each country to ensure the management of risks and the implementation of necessary internal controls. See "Risk Factors—Operations in Foreign Jurisdictions" in the AIF.

SHARE STRUCTURE

        Aphria has authorized capital of an unlimited number of Common Shares without par value, of which 252,481,102 are issued and outstanding as of the date of this Prospectus. All shares in the capital of Aphria are of the same class.

        The holders of Aphria Shares are entitled to dividends, if, as and when declared by the board of directors of Aphria, to one vote per Common Share at shareholder meetings of the Company and, upon liquidation, to share equally in such assets of Aphria as are distributable to the holders of Common Shares.

CONSOLIDATED CAPITALIZATION

        There have been no material changes to the Company's share and loan capitalization on a consolidated basis since August 31, 2019, the date of the Company's most recent financial statements, except the following:

  (a)
  subsequent to August 31, 2019, a total of 125,371 Common Shares were issued pursuant to the exercise of stock options for gross proceeds of $235,349;

  (b)
  subsequent to August 31, 2019, a total of 518,488 Common Shares were issued pursuant to the exercise of RSUs for nil gross proceeds;

  (c)
  subsequent to August 31, 2019, a total of 323,636 Common Shares were issued pursuant to the exercise of warrants for gross proceeds of $485,454;

  (d)
  subsequent to August 31, 2019, a total of 300,000 stock options were granted on October 17, 2019 having an exercise price of $6.63 per share and expiring on October 17, 2024, and a total of 507,982 stock options were granted on November 14, 2019 having an exercise price of $6.26 and expiring on November 14, 2024; and

  (e)
  subsequent to August 31, 2019, a total of 452,488 RSUs were issued on October 16, 2019, a total of 23,623 RSUs were issued on October 17, 2019, and a total of 1,307,805 RSUs were issued on November 14, 2019.

        The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

        The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Among other potential uses, the Company may use the net proceeds from the sale of Securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, capital projects and potential future acquisitions, including in relation to international expansion.

        Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company's actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriting dealers or agents as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement. See "Risk Factors — Discretion in the Use of Proceeds".

        The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus. The Company will not receive any proceeds from any sale of Securities by a Selling Securityholder.

 PLAN OF DISTRIBUTION

        The Company and the Selling Securityholders may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue, as applicable, up to an aggregate of US$500,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in Securities hereunder.

        The Company and the Selling Securityholders may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company or any Selling Securityholder in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the identity of the Selling Securityholders, the initial issue price, the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

        In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. In addition, one or more Selling Securityholders of the Company may sell Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See "Selling Securityholders".

        The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the TSX, the NYSE or other existing trading markets for the Securities. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. If the Company conducts an "at-the-market distribution" under this Prospectus, it will submit an application to the Ontario Securities Commission, as principal regulator of the Company, pursuant to National Policy 11-203—Process for Exemptive Relief Applications in Multiple Jurisdictions (the "Application") for a decision providing for the required exemptions. The Application and the exemptive relief will be described in the Prospectus Supplement that qualifies such "at-the-market distribution".

        In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company, any Selling Securityholder or from other parties, including in the form of underwriters', dealers' or agents' fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable U.S. and/or Canadian securities legislation and any such compensation received by them from the Company or any Selling Securityholder and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an "at-the-market" distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

        Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company and/or any Selling Securityholder, to indemnification by the Company and/or any Selling Securityholder against certain liabilities, including liabilities under U.S. and/or Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

        Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors".

SELLING SECURITYHOLDERS

        This Prospectus may also, from time to time, relate to the offering of the Securities by way of a secondary offering by certain Selling Securityholders.

        The terms under which the Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number and type of Securities owned, controlled or directed by each Selling Securityholder; (iii) the number of Securities being distributed for the accounts of each Selling Securityholder; (iv) the number of Securities to be owned, controlled or directed by each Selling Securityholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities; (v) whether the Securities are owned by the Selling Securityholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Securityholder purchased any of the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities; (vii) if a Selling Securityholder acquired the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Securityholder in the aggregate and on a per security basis; and (viii) the disclosure required by Item 1.11 of Form 44-101F1 Short Form Prospectus and Selling Securityholders will file a non-issuer's submission to jurisdiction form with the applicable Prospectus Supplement.

DESCRIPTION OF SECURITIES

        The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

        The following is a brief summary of the material attributes of the Common Shares. This summary does not purport to be complete. Common Shares may be sold separately or together with separately or together with other Securities, as the case may be.

        The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase of funds.

Warrants

        The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.

        Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

        Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

  •
  the designation of the Warrants;

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  the aggregate number of Warrants offered and the offering price;

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  the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

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  the exercise price of the Warrants;

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  the dates or periods during which the Warrants are exercisable including any "early termination" provisions;

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  the designation, number and terms of any Securities with which the Warrants are issued;

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  if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

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  whether such Warrants are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

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  any minimum or maximum amount of Warrants that may be exercised at any one time;

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  whether such Warrants will be listed on any securities exchange;

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  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

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  certain material Canadian tax consequences of owning the Warrants; and

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  any other material terms and conditions of the Warrants.

Subscription Receipts

        The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement. Subscription Receipts may be offered separately or together with other Securities, as the case may be.

        The Subscription Receipts may be issued under a subscription receipt agreement. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of any subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

        Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):

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  the number of Subscription Receipts;

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  the price at which the Subscription Receipts will be offered;

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  the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

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  the dates or periods during which the Subscription Receipts are convertible into other Securities;

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  the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

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  the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

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  whether such Subscription Receipts are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

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  terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

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  certain material Canadian tax consequences of owning the Subscription Receipts; and

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  any other material terms and conditions of the Subscription Receipts.

Debt Securities

        The following is a brief summary of certain general terms and provisions of the Debt Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Debt Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Debt Securities, and the extent to which the general terms and provisions described below may apply to such Debt Securities will be described in the applicable Prospectus Supplement.

        Debt Securities may be offered separately or in combination with one or more other Securities. The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issuance of Debt Securities pursuant to this Prospectus.

        The Company may issue Debt Securities under an indenture (the "Base Indenture"), dated August 23, 2019 between the Company and GLAS Trust Company LLC, as trustee, as supplemented by a supplemental indenture or an officers' certificate of the Company with respect to each series of Debt Securities issued pursuant to the Base Indenture (the Base Indenture, as supplemented, the "Indenture"). The Base Indenture has been filed with the SEC as an exhibit to the Registration Statement of which this Prospectus is a part and is incorporated by reference herein. Except as otherwise specified in the applicable Prospectus Supplement, the Debt Securities will constitute the direct, unconditional and unsecured obligations of the Company and shall rank pari passu and ratably without preference among themselves and pari passu with all other unsecured and unsubordinated obligations of the Company.

        The applicable Prospectus Supplement will describe the specific terms relating to such Debt Securities and the terms of the offering, including, where applicable, some or all of the following, among other matters:

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  the title of the Debt Securities;

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  any limit on the aggregate principal amount of the Debt Securities and, if no limit is specified, the Company will have the right to re-open such series for the issuance of additional Debt Securities from time to time;

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  the date or dates, or the method by which such date or dates will be determined or extended, on which the principal (and premium, if any) of the Debt Securities of the series is payable;

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  the rate or rates at which the Debt Securities of the series will bear interest, if any, or the method by which such rate or rates will be determined, whether such interest will be payable in cash or additional Debt Securities of the same series or will accrue and increase the aggregate principal amount outstanding of such series, the date or dates from which such interest will accrue, or the method by which such date or dates will be determined;

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  the place or places the Company will pay principal, premium and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer, exchange or conversion;

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  the period or periods within which, the price or prices at which, the currency (if other than U.S. dollars) in which, and other terms and conditions upon which Debt Securities of the series may be redeemed, in whole or in part, at the option of the Company, if the Company is to have that option;

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  whether the Company will be obligated to redeem, repay or repurchase the Debt Securities pursuant to any sinking or other provision, or at the option of a holder and the terms and conditions of such redemption, repayment or repurchase;

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  the denominations in which the Company will issue any registered Debt Securities, if other than denominations of $2,000 and any multiple of $1,000 and, if other than denominations of $5,000, the denominations in which any unregistered Debt Security will be issuable;

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  the applicability of, and any changes or additions to, the provisions for defeasance;

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  whether the holders of any series of Debt Securities have special rights if specified events occur;

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  any deletions from, modifications of or additions to the events of default or covenants;

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  whether the Company will issue the Debt Securities as unregistered securities, registered securities or both;

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  the terms, if any, for any conversion or exchange of the Debt Securities for any other securities;

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  whether payment of the Debt Securities will be guaranteed by any other person;

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  whether the payment of principal, interest and premium, if any, on the Debt Securities will be the Company's senior, senior subordinated or subordinated obligations; and

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  any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

Convertible Securities

        The following is a brief summary of certain general terms and provisions of the Convertible Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Convertible Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Convertible Securities, and the extent to which the general terms and provisions described below may apply to such Convertible Securities will be described in the applicable Prospectus Supplement.

        The Convertible Securities will be convertible or exchangeable into Common Shares and/or other Securities. The Convertible Securities convertible or exchangeable into Common Shares and/or other Securities may be offered separately or together with other Securities, as the case may be. The applicable Prospectus

Supplement will include details of the agreement, indenture or other instrument to which such Convertible Securities will be created and issued.

        Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Convertible Securities being offered thereby, which may include, without limitation, the following (where applicable):

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  the number of such Convertible Securities offered;

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  the price at which such Convertible Securities will be offered;

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  the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities;

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  the number of Common Shares and/or other Securities that may be issued upon the conversion or exchange of such Convertible Securities;

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  the period or periods during which any conversion or exchange may or must occur;

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  the designation and terms of any other Convertible Securities with which such Convertible Securities will be offered, if any;

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  the gross proceeds from the sale of such Convertible Securities;

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  whether the Convertible Securities will be listed on any securities exchange;

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  whether the Convertible Securities are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

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  certain material Canadian tax consequences of owning the Convertible Securities; and

  •
  any other material terms and conditions of the Convertible Securities.

Units

        The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement. Units may be offered separately or together with other Securities, as the case may be.

        Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

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  the number of Units;

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  the price at which the Units will be offered;

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  the designation, number and terms of the Securities comprising the Units;

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  whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

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  terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

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  the date on and after which the Securities comprising the Units will be separately transferable;

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  whether the Securities comprising the Units will be listed on any securities exchange;

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  whether such Units or the Securities comprising the Units are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

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  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

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  certain material Canadian tax consequences of owning the Units; and

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  any other material terms and conditions of the Units.

 PRIOR SALES

        Information in respect of prior sales of the Common Shares and other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into the Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares and/or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

        The Common Shares are currently listed on the TSX and NYSE under the trading symbol "APHA". Trading price and volume of the Common Shares will be provided, as required, in each Prospectus Supplement.

DIVIDENDS

        Aphria has never paid any dividends on its Common Shares. Aphria does not intend to pay dividends on any of its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the Company's board of directors and will depend on, among other things, the Company's results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the board of directors may deem relevant.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor of acquiring, owning and disposing of any of the Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

        Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading "Risk Factors" in the AIF, which is incorporated by reference herein. See "Documents Incorporated by Reference".

        An investment in the Securities offered hereunder is speculative and involves a high degree of risk. The risks and uncertainties described or incorporated by reference herein are not the only ones the Company may face. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company's business, financial condition and results of operations could be materially adversely affected.

        Prospective investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisors to assess any investment in the Company.

        In addition, investors are cautioned not to place undue reliance on forward-looking statements in this Prospectus, the documents incorporated herein and the Company's other public disclosure. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts and projections will prove to be materially inaccurate.

Risks Related to the Securities

Return on Securities is not Guaranteed

        There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Discretion in the Use of Proceeds

        Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company's results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company's business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

Dilution

        The Company may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company's stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSX and/or NYSE may decrease due to the additional amount of Common Shares available in the market.

Volatile Market Price of the Common Shares

        The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company's operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts' estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

        Financial markets have historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Liquidity

        Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX, the NYSE or achieve listing on any other public listing exchange.

        There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants, Subscription Receipts, Debt Securities, Convertible Securities, or Units will be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts, Debt Securities, Convertible Securities, or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

Risks Related to the Company's Business and the Cannabis Industry

Reliance on Licence

        The Company's ability to cultivate, store and sell cannabis and cannabis oil in Canada is dependent on maintaining its Licence with Health Canada and licences through its various subsidiaries. Failure to comply with the requirements of the Licence or any subsidiary licence or any failure to maintain its Licence or any subsidiary licence may have a material adverse impact on the Company's business, financial condition and results. There can be no guarantees that Health Canada will extend or renew the Licences as necessary or, if it extended or renewed, that the Licences will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Licences or should it renew the Licences on different terms, the Company's business, financial condition and results of operations may be materially adversely affected.

Recent Announcements and Risks Regarding Vaporizer Products

        On October 4, 2019, the U.S. Food and Drug Administration issued a warning to the public to stop using vaping liquids containing cannabis derivatives and ingredients, such as CBD and THC, in light of a potential but unconfirmed link to lung injuries such as severe pulmonary illness. Such warnings appear to be particularly focused on the use of vaping liquids purchased from unlicensed or unregulated retailers. Lung injuries associated with the use of cannabis derivative containing vaping liquid have equally been reported in Canada but to a lesser extent. In response, Health Canada has issued an information update advising Canadians who use cannabis derivative containing vaping liquids to monitor themselves for symptoms of pulmonary illness. There may be further governmental and private sector actions aimed at reducing the sale of cannabis containing vaping liquids and/or seeking to hold manufacturers of cannabis containing vaping liquids responsible for the adverse health effects associated with the use of these vaping products. These actions, combined with potential deterioration in the public's perception of cannabis containing vaping liquids, may result in a reduced market for the Company's vaporizer products. Federal, provincial and local regulations or actions that prohibit or restrict the sale of the Company's vaporizer products including cannabis derivative vaping liquids, or that decrease consumer demand for the Company's products by prohibiting their use, raising the minimum age for their purchase, raising the purchase prices to unattractive levels via taxation, or banning their sale, could adversely impact the financial condition and results of operations of the Company.

The Long-term Health Impacts Associated with Use of Cannabis and Cannabis Derivative Products are Unknown

        Although there is a long history of human consumption of cannabis, there is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using the Company's cannabis and cannabis derivative products. The Company's cannabis and cannabis derivative products should always be used only as specifically instructed by the Company on the packaging and associated product information or product insert prepared by the Company. Consumers should never modify cannabis products or cannabis derivative products or add substances to such products as this may result in increased health risks and unpredictable adverse reactions. Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner.

Company's Expansion Efforts may not be Successful and Company's Operations are Subject to Risk as a Result of Company's Expansion Efforts including Company's International Expansion

        There is no guarantee that the Company's expansion strategy (including receiving the expected Health Canada approvals in a timely fashion if at all) will be completed in the currently proposed form, if at all, nor is there any guarantee that the Company will be able to expand into additional jurisdictions. There is also no guarantee that the Company's intentions to acquire and/or construct additional cannabis production and manufacturing facilities in Canada and in other jurisdictions with federally legal cannabis markets, and to expand the Company's marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licences and permits (such as additional licences from Health Canada under the Cannabis Act, as applicable) and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all. There is also no guarantee that the Company will be able to complete any of the foregoing activities as anticipated or at all.

        The Company's failure to successfully execute its international expansion strategy (including receiving required regulatory approvals, licences and permits) could adversely affect the Company's business, financial condition and results of operations and may result in the Company failing to meet anticipated or future demand for its cannabis products, when and if it arises.

        The Company's expansion into jurisdictions outside of Canada is subject to additional business risks, including new or unexpected risks or could significantly increase the Company's exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. In addition, international expansion could subject the Company's business to certain risks relating to fluctuating exchange rates or require a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. These factors may limit the Company's ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company's business, financial condition and results of operations.

Operations in Foreign Jurisdictions

        The Company has operations in various emerging markets and may have operations in additional emerging markets in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labor unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

        Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry or investment policies or shifts in political attitude in the countries in which the Company operates may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of concessions, licences, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

        The Company continues to monitor developments and policies in the emerging markets in which its operates and assess the impact thereof to our operations; however, such developments cannot be accurately predicted and could have an adverse effect on the Company's business, financial condition and results of operations.

Corruption and Fraud in Emerging Markets

        There are uncertainties, corruption and fraud relating to title ownership of real property in certain emerging markets in which the Company operates or may operate. Property disputes over title ownership are frequent in emerging markets, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company's ability to operate in such jurisdictions. Any of the foregoing risks and uncertainties could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Risks Inherent to the Cannabis Industry

        The Company operates in a highly regulated and rapidly evolving market. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Failure to comply with the requirements of the licence(s) or any failure to maintain the licence(s) would have a material adverse impact on the business, financial condition and operating results of the Company.

        The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the Company's control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies that may be imposed. Changes in government levies, including taxes, could reduce the Corporation's earnings and could make future capital investments or the Corporation's operations uneconomic.

Limited Standardized Research on the Effect of Cannabis

        To date, there is limited standardization in the research of the effects of cannabis, and future clinical research studies may lead to conclusions that dispute or conflict with the Company's understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis. Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages.

        Future research and clinical trials may draw opposing conclusions to statements in this Prospectus or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for the Company's products.

Relative Newness of the Cannabis Industry and Market in Canada

        As a licence holder authorized to process cannabis, the Company will be operating its business in a relatively new industry and market, and the Company's success in the cannabis market will depend in part on its ability to attract and retain customers. In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, the Company will need to make significant investments in its business strategy. These investments include the procurement of raw material, extraction equipment, site improvements and research and development projects. The Company expects that competitors will undertake similar investments to compete with it. Competitive conditions, consumer preferences, customer requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause the

Company's future efforts to develop its business to be unsuccessful or to have undesired consequences for it. As a result, the Company may not be successful in its efforts to attract customers or to develop new cannabis products and produce and distribute these cannabis products, or these activities may require significantly more resources than it currently anticipate in order to be successful.

Unfavorable Publicity or Consumer Perception

        The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis and related products distributed to such consumers. Consumer perception of the Company's products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company's products and the business, results of operations, financial condition and cash flows of the Company. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company's products, and the business, results of operations, financial condition and cash flows of the Company.

        Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and related products in general, or the Company's products specifically, or associating the consumption of cannabis or related products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company's overall ability to advance its projects, thereby having a material adverse impact on its financial performance, financial condition, cash flows and growth prospects.

Litigation

        From time to time, the Company may become involved in legal proceedings or be subject to claims, some of which arise in the ordinary course of the Company's business. Litigation is inherently uncertain, and any adverse outcomes could negatively affect the Company's business, results of operations, financial condition, brand and/or the trading price of its securities. In addition, litigation can involve significant management time and attention and be expensive, regardless of outcome. During the course of litigation, there may be announcements of the results of hearings and motions and other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the trading price of the Company's securities may decline. In addition, the Company evaluates these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, the Company may establish reserves or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from the Company's current assessments and estimates.

        The Company was served statements of claim in class action lawsuits against it and certain of its current and former officers. These claims relate to alleged misconduct in connection with the Company's acquisitions of LATAM Holdings Inc. and Nuuvera Holdings Limited, and the Company's June 2018 Offering (as defined in the

AIF). At the present time, the Company is aware of seven such claims, four of which were commenced in the United States (which have since been consolidated into a single complaint) and three of which were commenced in Canada. The US claims include alleged violations of Section 10(b) of the U.S. Exchange Act, Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the United States, the Company is self-insured for the costs associated with any award or damages arising from such actions and has entered into indemnity agreements with each of the Company's directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. With respect to the cases commenced in Canada, the Company's insurance policies may not be sufficient to cover any judgments against it.

Risks Related to Regulation of Cannabis Industry

        Achievement of the Company's business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the impact of the compliance regime Health Canada is implementing for the Canadian adult-use and medical cannabis industries under the Cannabis Regulations or the impact of the compliance regime that countries such as Germany, Italy, Lesotho, Malta, Colombia, Argentina, Brazil, Denmark, Paraguay or Jamaica are implementing and the method in which their governmental authorities will implement the adult-use or medical cannabis industry. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of Health Canada's compliance regime, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Company.

        The Company will incur ongoing costs and obligations related to regulatory compliance, including regulations relating to continuous disclosure and other applicable securities laws. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions on the Company's operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

        The legal and regulatory requirements in the foreign countries in which the Company operates or will operate with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. The Company must rely, to a great extent, on local legal counsel, consultants and advisors retained by it in order to keep apprised of legal, regulatory and governmental developments as they pertain to and affect the Company's business, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labour, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company's control. The impact of any such changes may adversely affect the Company's business, financial condition and results of operations.

Risks Related to Changes in Laws, Regulations and Guidelines

        The Company's operations are subject to various laws, regulations and guidelines relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of adult-use or medical cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects business, financial condition and results of operations of the Company. The Company endeavours to comply with all relevant laws, regulations and guidelines. To the best of the Company's knowledge, the Company is in compliance or in the process of being assessed for compliance with all such laws, regulations and guidelines.

        The Cannabis Act and Cannabis Regulations came into force on October 17, 2018. The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restrictions on advertising, marketing and the use of logos and brand names could have a material adverse impact on the Company's business, financial condition and results of operations. In addition, the Cannabis Act allows for licences to be granted for outdoor cultivation, which may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices, as capital expenditure requirements related to outdoor growing are typically much lower than those associated with indoor growing. Such results may also have a material adverse impact on the Company's business, financial condition and results of operations.

        The legislative framework pertaining to the Canadian adult-use cannabis market is uncertain. In addition, the governments of every Canadian province and territory have, to varying degrees, announced regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult-use purposes will be enacted according to all the terms announced by such provinces and territories, or at all, or that any such legislation, if enacted, will create the growth opportunities that the Company currently anticipates. While the impact of any new legislative framework for the regulation of the Canadian adult-use cannabis market is uncertain, any of the foregoing could result in a material adverse effect of the Company's business, financial condition and results of operations.

        To date, only fresh cannabis, dried cannabis and cannabis oil products are permitted for sale in Canada. Pursuant to the Cannabis Act, certain classes of cannabis products, such as edibles, concentrates and other edibles are currently prohibited from sale, but new regulations under the Cannabis Act will come into force on October 17, 2019 to permit edibles, concentrates and other edibles to be available for sale no earlier than December 2019. While regulations have been released, the impact of these regulatory changes on the business of the Company is unknown, and the proposed regulations may not be implemented at all or, if they are, may change significantly.

        Further, Health Canada may change their administration, interpretation or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require the Company to revise its ongoing compliance procedures, requiring the Company to incur increased compliance costs and expend additional resources. There is no assurance that the Company will be able to comply or continue to comply with applicable regulations.

INTERESTS OF EXPERTS

        The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

        The Company's consolidated financial statements as at and for the years ended May 31, 2019 and 2018 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is independent of Aphria within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and are independent with respect to the Company within the meaning of the 1933 Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB.

 LEGAL MATTERS

        Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters relating to Canadian and Ontario law in connection with the offering of Securities will be passed upon on behalf of Aphria by Fasken Martineau DuMoulin LLP. Certain legal matters relating to United States law in connection with the offering of the Securities will be passed upon on behalf of Aphria by DLA Piper LLP (US), New York, New York. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents will be filed with the SEC as part of the registration statement to which this Prospectus forms a part: (i) the documents listed under "Documents Incorporated by Reference"; (ii) the consents of the Company's auditors; (iii) powers of attorney from directors and officers of the Company; and (iv) the base indenture in respect of the Debt Securities. A copy of the form of any applicable warrant agreement or subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

TRANSFER AGENT AND REGISTRAR

        The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its office in Toronto, Ontario.